Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Annual Report

for the Fiscal Year Ended December 31, 2025

This annual report provides Melco Resorts Finance Limited’s (“Melco Resorts Finance”) audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2025, together with related information.

Melco Resorts Finance Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2025

INTRODUCTION

In this annual report, unless otherwise indicated:

•

“2025 MRF Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017, and as to which no amount remains outstanding following the redemption of all remaining amounts outstanding in June 2025;

•

“2026 MRF Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019, and as to which no amount remains outstanding following the (i) 2026 MRF Senior Notes Tender Offer; and (ii) the redemption of all remaining amounts outstanding in October 2025;

•

“2026 MRF Senior Notes Tender Offer” refers to the conditional tender offer by the Company pursuant to which it purchased for cash an aggregate principal amount of US$142.1 million of the outstanding 2026 MRF Senior Notes in September 2025;

•	“2027 MRF Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 MRF Senior Notes” refers to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 (the “First 2028 MRF Senior Notes”) and US$350.0 million in aggregate principal amount was issued on August 11, 2020 (the “Additional 2028 MRF Senior Notes”);

•

“2029 MRF Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 (the “First 2029 MRF Senior Notes”) and US$250.0 million in aggregate principal amount was issued on January 21, 2021 (the “Additional 2029 MRF Senior Notes”);

•	“2032 MRF Senior Notes” refers to the US$750.0 million aggregate principal amount of 7.625% senior notes due 2032 we issued on April 17, 2024;

•	“2033 MRF Senior Notes” refers to the US$500.0 million aggregate principal amount of 6.500% senior notes due 2033 we issued on September 24, 2025;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“Altira Resorts” refers to our subsidiary, Altira Resorts Limited, a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•

“China” or “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and the Macau Special Administrative Region of the People’s Republic of China (“Macau” or “Macau SAR”), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features gaming areas and luxury hotels, a collection of retail brands, a wet stage performance theater and other entertainment venues;

•

“COD Resorts” refers to our subsidiary, COD Resorts Limited, a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Parent and its subsidiaries;

•

“Concession Contract” and “Concession” refer to the concession contract executed between the Macau SAR and Melco Resorts Macau on December 16, 2022, as amended on February 10, 2026, that provides for the terms and conditions of the concession granted to Melco Resorts Macau, which expires on December 31, 2032;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the government of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“LIBOR” refers to the London Interbank Offered Rate;

•

“Master Services Agreements” refers to a master services agreement entered into between SCI and certain of its subsidiaries, and related arrangements for work agreements entered into between certain subsidiaries of SCI, on December 21, 2015 for non-gaming services, on the one hand, and certain Melco Resorts Affiliates, on the other hand, under which certain of SCI’s subsidiaries and Melco Resorts Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau. The Master Services Agreements and other arrangements for non-gaming services at the properties in Macau, are collectively referred to as “Management and Shared Services Arrangements”, have been extended to December 31, 2032;

•	“Melco Resorts Affiliates” refers to the subsidiaries of Melco Resorts other than SCI and its subsidiaries;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company, the single largest shareholder of Melco Resorts;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming concession;

•

“MN1 2020 Revolving Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One Limited (“MCO Nominee One”), our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for an initial term of five years, and which has been amended and restated under the MN1 2023 Amendment and Restatement and the MN1 2024 Amendment and Restatement including an extension of the maturity date to April 29, 2027, and an increase in the overall commitments by HK$387.5 million (equivalent to US$49.8 million) to HK$15.24 billion (equivalent to US$1.96 billion) pursuant to the establishment of an incremental facility in February 2025;

•

“MN1 2023 Amendment and Restatement” refers to the Amendment and Restatement Agreement dated June 29, 2023 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend the provisions of the MN1 2020 Revolving Facilities such that borrowings under the MN1 2020 Revolving Facilities denominated in U.S. dollars bear interest at the Term SOFR plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries;

•

“MN1 2024 Amendment and Restatement” refers to the Second Amendment and Restatement Agreement dated April 8, 2024 among MCO Nominee One, MCO Investments Limited, Melco Resorts Finance, MCO International Limited, and Bank of China Limited, Macau Branch, acting as the facility agent, to amend, among other things, the maturity date of the MN1 2020 Revolving Facilities to April 29, 2027;

•	“Mocha Clubs” refers to, collectively, our clubs with gaming machines in Macau, which are non-casino based operations of electronic gaming machines;

•	“MOP” and “Pataca(s)” refer to the legal currency of Macau;

•

“MRM 2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to US$0.1 million) which remains outstanding under the term loan facility, and the HK$1.0 million (equivalent to US$0.1 million) revolving credit facility commitment which remains available under the revolving credit facility, all other commitments under the MRM 2015 Credit Facilities were canceled, with a maturity date extended to June 24, 2026;

•	“our concession” and “our gaming concession” refer to the Macau gaming concession held by Melco Resorts Macau, effective from January 1, 2023 until December 31, 2032;

•

“Parent” and “Melco Resorts” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability, the American depositary shares of which are listed on the Nasdaq Global Select Market;

•

“SCI” refers to Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary shares of which are listed on the New York Stock Exchange;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Casino Agreement” (previously referred to as the Services and Right to Use Arrangements) refers to the agreement entered into among Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012 and June 23, 2022, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“Term SOFR” refers to the term Secured Overnight Financing Rate;

•	“US$,” “U.S. dollar(s)” and “U.S. Dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•

“we”, “us”, “our”, “our company”, “Melco Resorts Finance” and the “Company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2025 and 2024 and as of December 31, 2025 and 2024.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Certain other amounts that appear in this annual report may not sum due to rounding. Figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this annual report are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performances or achievements to be materially different from those expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry where amendments to the gaming law were adopted and implemented by the Macau government, may become highly leveraged and operate in Macau, a market with intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	a corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, and arranges food and beverage services and entertainment in exchange for commissions from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters

“marker”	evidence of indebtedness by a player to the gaming operator

“mass market patron”	a customer who plays in the mass market operations

“mass market operations”	consists of both table games and gaming machines played by mass market patrons primarily for cash stakes

“mass market table games drop”	the amount wagered in the mass market table games operations

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games operations”	the mass market operations consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip patron who is a direct customer of the gaming operator and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market patrons

“rolling chip operations”	consists of table games played areas designated for rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips net buy in plus the amount of cash chips converted to non-negotiable chips

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	slot or electronic gaming machine operated by a single player

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this annual report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.781193 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since May 2005, the Hong Kong Monetary Authority has maintained a trading band range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the U.S. dollar link at that rate range and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.014619 to US$1.00.

In this annual report, U.S. dollar equivalents of H.K. dollar amounts of indebtedness are based on the prevailing exchange rate on the relevant transaction date, except for the indebtedness balance translations as of the balance sheet date, which are based on the prevailing exchange rate on the applicable balance sheet date.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2025 and 2024, and the selected historical consolidated balance sheets data as of December 31, 2025 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in this annual report. Historical results are not necessarily indicative of the results that you may expect for any future period.

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$4,506,384	$3,994,215
Total operating costs and expenses	$(4,063,814)	$(3,676,122)
Operating income	$442,570	$318,093
Net income	$286,233	$599

	As of December 31,
	2025	2024
	(In thousands of US$)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents	$493,097	$492,852
Restricted cash	$125,046	$125,331
Total assets	$5,981,838	$5,854,767
Total current liabilities	$1,010,829	$869,158
Total debts(1)	$4,970,502	$5,239,544
Total liabilities	$6,002,183	$6,133,758
Total shareholder’s deficit	$(20,345)	$(278,991)

Note:
(1)	Total debts include long-term debt, net, and other long-term liabilities.

The following table sets forth a summary of our consolidated statements of cash flows for the years indicated:

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by operating activities	$507,647	$241,293
Net cash used in investing activities	$(191,648)	$(128,743)
Net cash used in financing activities	$(314,633)	$(269,267)
Effect of exchange rate on cash, cash equivalents and restricted cash	$(1,406)	$4,789

Decrease in cash, cash equivalents and restricted cash	$(40)	$(151,928)
Cash, cash equivalents and restricted cash at beginning of year	$618,183	$770,111

Cash, cash equivalents and restricted cash at end of year	$618,143	$618,183

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. This annual report includes the audited consolidated financial statements and the accompanying notes thereto as of and for the years ended December 31, 2025 and 2024. Our historical results are not necessarily indicative of results expected for future periods. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Overview

We are a developer, owner and operator of integrated resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions, to operate casinos in Macau.

We currently have two major casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We operate the Studio City Casino pursuant to the Studio City Casino Agreement. We also provide non-gaming services to Studio City pursuant to the Master Services Agreements.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 12 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognitions across our properties in 2026. We seek to attract patrons throughout Asia and, in particular, from China.

Our current operating facilities are focused on the Macau gaming market. According to the DSEC, visitor arrivals to Macau increased by 14.7% on a year-over-year basis in 2025 as compared to 2024 while, according to the DICJ, gross gaming revenues in Macau rose by 9.1% on a year-over-year basis in 2025. According to the DICJ, gross gaming revenues in Macau in the first quarter of 2026 rose by 14.3% as compared to that in the first quarter of 2025 but were still 13.5% lower than in the first quarter of 2019.

City of Dreams

City of Dreams had an average of approximately 439 gaming tables and approximately 635 gaming machines in 2025, compared to an average of approximately 430 gaming tables and approximately 613 gaming machines in 2024. Following the closure of Grand Dragon Casino in September 2025 and Mocha Hotel Royal in December 2025, 15 gaming tables and 137 gaming machines were re-allocated to City of Dreams. Morpheus offers approximately 783 rooms, suites and villas. Nüwa offers approximately 286 guest rooms, suites and villas, and the Grand Hyatt Macau hotel, comprising two towers within City of Dreams, offers approximately 763 guest rooms and suites. The Countdown is currently undergoing renovations as part of its rebranding and is expected to be launched in the third quarter of 2026 with approximately 150 high end luxury suites with an average room size in excess of 1,000 square feet. In addition, City of Dreams includes 41 food and beverage outlets, approximately 110 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The wet stage performance theater with approximately 2,000 seats features House of Dancing Water, which had been temporarily closed since June 2020 and was re-launched in May 2025. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip patrons from regional markets across Asia.

For the years ended December 31, 2025 and 2024, operating revenues generated from City of Dreams amounted to US$2.90 billion and US$2.43 billion, representing 64.2% and 61.0% of our total operating revenues, respectively.

Altira Macau

Altira Macau had an average of approximately 31 gaming tables and 160 gaming machines operated under the brand Mocha at Altira Macau in 2025, compared to an average of approximately 39 gaming tables and 134 gaming machines operated under the brand Mocha at Altira Macau in 2024. Following the closure of Mocha Grand Dragon Hotel in November 2025, 100 gaming machines were re-allocated to Altira Macau. In addition, Altira Macau had approximately 216 hotel rooms as of December 31, 2025 and features several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau caters to the premium mass and mass operations.

For the years ended December 31, 2025 and 2024, operating revenues generated from Altira Macau amounted to US$107.9 million and US$127.2 million, representing 2.4% and 3.2% of our total operating revenues, respectively.

Mocha and Other

The Mocha and Other segment included the operations of the Grand Dragon Casino before its closure in September 2025. This segment has been renamed to the Mocha segment effective on September 23, 2025.

Mocha Clubs had an average of approximately 810 gaming machines in operation (excluding approximately 160 gaming machines at Altira Macau) in 2025, compared to an average of approximately 882 gaming machines in operation (excluding approximately 134 gaming machines at Altira Macau) in 2024. Mocha Clubs focus primarily on general mass market patrons, including day-trip customers, outside the conventional casino setting. Grand Dragon Casino had an average of approximately 15 gaming tables in 2025, compared to an average of approximately 16 gaming tables in 2024. As part of our development strategy and in accordance with Macau law, Grand Dragon Casino and three of the six Mocha Clubs, namely Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal, ceased operations progressively between September and December 2025. Following these closures, 15 gaming tables and 137 gaming machines were re-allocated to City of Dreams, and 100 gaming machines and 198 gaming machines were re-allocated to Altira Macau and Studio City, respectively. The Chief Executive of Macau has approved the engagement of a wholly-owned management company by Melco Resorts Macau and the respective management agreement in connection with the continuing operations of Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and an amendment agreement to the Concession Contract was signed in February 2026 to reflect that these three Mocha Clubs will continue to be operated under the engagement of such management company effective from January 1, 2026, subject to compliance with all legal and regulatory requirements.

For the years ended December 31, 2025 and 2024, operating revenues generated from Mocha and Other amounted to US$107.2 million and US$123.3 million, representing 2.4% and 3.1% of our total operating revenues, respectively.

Summary of Financial Results

For the year ended December 31, 2025, our total operating revenues were US$4.51 billion, an increase of 12.8% from US$3.99 billion for the year ended December 31, 2024. Net income for the year ended December 31, 2025 was US$286.2 million, as compared to US$0.6 million for the year ended December 31, 2024. The change was primarily attributable to better performance in rolling chip, mass market table games and non-gaming operations at City of Dreams as a result of the continued recovery in inbound tourism to Macau in 2025 and the re-launch of House of Dancing Water in May 2025, partially offset by higher operating costs for the increase in business activities. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses in the consolidated statement of operations. The revenues and costs from the provision of management services to affiliated companies are reflected in entertainment, retail and other revenues and operating expenses, respectively, in the consolidated statement of operations.

The following summarizes the results of our operations for the years indicated:

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total operating revenues	$4,506,384	$3,994,215
Total operating costs and expenses	$(4,063,814)	$(3,676,122)
Operating income	$442,570	$318,093
Net income	$286,233	$599

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

Policies, legislations and campaigns implemented by the PRC government, including restrictions on travel, anti-corruption campaigns, monitoring of cross-border currency movement and adoption of measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, scrutiny of marketing activities in China or measures taken by the PRC government, including criminalization of certain conduct, to deter marketing of gaming activities to mainland China residents by foreign casinos, slowdown of economic growth in China, travel and visa policies, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•

The gaming and leisure market in Macau is developing and the competitive landscape is expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of such facilities in the Cotai region of Macau will intensify the competition in the business that we operate;

•

Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

•

Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedent on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance with such laws may result in damage of our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data;

•

Increases in cybersecurity and ransomware attacks around the world, including in the gaming and hospitality industries, and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements;

•

Our MRM 2015 Credit Facilities and MN1 2020 Revolving Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”;

•

The currency of our operations, our indebtedness and presentation of our consolidated financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”; and

•

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips net buy in plus the amount of cash chips converted to non-negotiable chips.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount wagered in the mass market table games operations.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before other incentives and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

In the rolling chip market operations, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts of non-negotiable chips net buy in plus the amount of cash chips converted into non-negotiable chips. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market operations than the hold percentage in the mass market table games operations.

Our combined expected rolling chip win rate across our properties is in the range of 2.85% to 3.15%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management applies significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment

As of December 31, 2025 and 2024, we had net property and equipment of US$1.98 billion and US$2.00 billion, representing 33.1% and 34.1% of our total assets respectively. Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. We depreciate property and equipment on a straight-line basis over their estimated useful lives. The useful lives are estimated based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(h) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.

Impairment of Long-lived assets, Intangible assets and Goodwill

We evaluate our property and equipment and other long-lived assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we first group our assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the “asset group”). Secondly, we estimate the undiscounted future cash flows over the remaining useful life of the primary asset within the asset group which involves significant assumptions, including future revenue growth rates and cost inflation. The future cash flows are derived based on management historical experience and market condition which are consistent with our budget and strategic plan. If the sum of undiscounted cash flows exceeds the carrying value, no impairment is indicated. If the sum of undiscounted cash flows does not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the recoverability of our asset groups.

We review the carrying value of goodwill and intangible assets with indefinite useful lives for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible assets with indefinite useful lives as of December 31, 2025 and 2024 was associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006. When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed. No impairment of goodwill was recognized during the year ended December 31, 2024.

To perform quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we will recognize an impairment for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. We determine the fair value of our reporting unit based on income approach through the application of discounted cash flow method. The future cash flows of the reporting unit involve significant assumptions, including future revenue growth rates and cost inflation. The future cash flows are derived based on management historical experience and market condition which are consistent with our budget and strategic plan. For the impairment test of Mocha Clubs as a reporting unit, the rates used to discount the cash flow are 13.2% and 10.5% for the years ended December 31, 2025 and 2024 respectively. To perform quantitative impairment test of the trademarks of Mocha Clubs, discounted cash flow approach is adopted which is based on relief-from-royalty method. If the fair value of an indefinite-lived intangible asset is less than its carrying amount, an impairment loss is recognized equal to the difference. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the reporting unit and trademarks.

Effective from June 9, 2025, the date which Melco Resorts announced the development of Mocha Clubs, the estimated useful lives of the Mocha Clubs trademarks were changed from indefinite useful lives to finite useful lives. Accordingly, the carrying amount is amortized on a straight-line basis over the remaining period of the Concession and the projection period of Mocha Clubs’ future cash flow is also adjusted to the end of the Concession period for impairment testing. During the year ended December 31, 2025, as a result of three Mocha Clubs ceasing operations between the period from September to December 2025, the Company recognized an impairment of goodwill in relation to the Mocha and Other segment of US$57.9 million.

During the years ended December 31, 2025 and 2024, the performance of Altira Macau had not improved and a further impairment of long-lived assets of US$4.1 million and US$3.3 million were recognized respectively. The fair values of the long-lived assets of Altira Macau were estimated based on a combination of income and cost approaches and the discount rates adopted in income approach for the years ended December 31, 2025 and 2024 were 14.0% and 12.6% respectively.

Allowances for credit losses

Financial instruments that potentially subject our Company to concentration of credit risk consist principally of casino accounts receivable. We issue credit for gaming pursuant to gaming credit facilities entered into with casino customers, and previously, with gaming promoters, following a review of their creditworthiness. These receivables can be offset against commissions payable and any other payments due by us to customers, and previously to gaming promoters.

As of December 31, 2025 and 2024, a substantial portion of our markers issued pursuant to gaming credit facilities were due from customers residing in various countries and from licensed gaming promoters. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant circumstances in these countries could affect the collectability of receivables from customers and gaming promoters.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts and reflects the net amount the Company expects to collect. The allowance for credit losses is estimated based on our specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of customers, current business and economic conditions, and management’s expectations of future business and economic conditions.

As of December 31, 2025 and 2024, the Company’s allowances for casino credit losses were 51.1% and 48.0% of gross casino accounts receivable, respectively. As of December 31, 2025 and 2024, a 100 basis-point change in the estimated allowances for credit losses as a percentage of casino receivables would change the allowances for credit losses by approximately US$2.3 million and US$2.6 million respectively.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2025 and 2024, we recorded valuation allowances of US$105.8 million and US$128.2 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Litigation and Contingency Estimates

We are subject to certain legal proceedings which relate to matters arising out of the Company’s ordinary course of business. We estimate the accruals for the claims of these legal proceedings based on all relevant facts and circumstances currently available and will recognize these claims as liabilities when it is determined such contingencies are both probable and reasonably estimable.

Other Estimates

In addition to the critical accounting estimates described above, there are other accounting estimates within the consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in the consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in the consolidated financial statements, the resulting changes could have a material adverse effect on the consolidated financial statements. See note 2 to the consolidated financial statements for further information on significant accounting policies.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our total operating revenues for the year ended December 31, 2025 were US$4.51 billion, an increase of US$0.51 billion, or 12.8%, from US$3.99 billion for the year ended December 31, 2024. The increase in total operating revenues was primarily attributable to better performance in rolling chip, mass market table games and non-gaming operations at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Such increase mainly resulted from the continued recovery in inbound tourism to Macau in 2025 and the re-launch of House of Dancing Water in May 2025. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Studio City Casino Agreement. Such reimbursement is included in general and administrative expenses.

Our total operating revenues for the year ended December 31, 2025 consisted of US$3.88 billion of casino revenues, representing 86.1% of our total operating revenues, and US$626.0 million of non-casino revenues. Our total operating revenues for the year ended December 31, 2024 consisted of US$3.43 billion of casino revenues, representing 85.8% of our total operating revenues, and US$566.3 million of non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2025 were US$3.88 billion, representing a US$0.45 billion, or 13.2%, increase from US$3.43 billion for the year ended December 31, 2024, primarily due to higher revenues from rolling chip and mass market table games operations at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming concessionaire. Pursuant to the Studio City Casino Agreement, net income/loss arisen from operating the Studio City Casino is reimbursed to/from Studio City Entertainment. Such reimbursement is included in general and administrative expenses.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2025 of US$23.40 billion represented an increase of US$3.34 billion, or 16.7%, from US$20.06 billion for the year ended December 31, 2024. The rolling chip win rate was 3.62 % for the year ended December 31, 2025, which increased from 2.74% for the year ended December 31, 2024. Our expected range was 2.85% to 3.15%. Mass market table games drop was US$6.74 billion for the year ended December 31, 2025, which represented an increase of US$0.87 billion, or 14.8%, from US$5.87 billion for the year ended December 31, 2024. The mass market table games hold percentage was 30.4% for the year ended December 31, 2025, decreasing from 32.1% for the year ended December 31, 2024. Average net win per gaming machine per day was US$496 for the year ended December 31, 2025, a decrease of US$29, or 5.5%, from US$524 for the year ended December 31, 2024.

Altira Macau. Mass market table games drop was US$493.6 million for the year ended December 31, 2025, representing a decrease of 7.9% from US$535.8 million for the year ended December 31, 2024. The mass market table games hold percentage was 19.3% for the year ended December 31, 2025, decreasing from 22.4% for the year ended December 31, 2024. Average net win per gaming machine per day was US$261 for the year ended December 31, 2025, an increase of US$6, or 2.3%, from US$255 for the year ended December 31, 2024.

Mocha and Other. As part of the Company’s development strategy and in accordance with Macau law, Grand Dragon Casino and three of the six Mocha Clubs, namely Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal, ceased operations during the period from September to December 2025. Following the closures, 15 gaming tables and 435 gaming machines were re-allocated to the Company’s other gaming areas in Macau. Mass market table games drop was US$155.1 million for the year ended December 31, 2025, a decrease from US$231.6 million for the year ended December 31, 2024 primarily due to the closure of Grand Dragon Casino in September 2025. The mass market table games hold percentage was 17.0 % for the year ended December 31, 2025, increasing from 16.8% for the year ended December 31, 2024. Average net win per gaming machine per day for the year ended December 31, 2025 was US$283, an increase of US$9, or 3.2%, from US$274 for the year ended December 31, 2024.

Rooms. Room revenues (including complimentary rooms) were US$183.0 million for the year ended December 31, 2025, representing an increase of US$9.2 million, or 5.3%, from US$173.8 million for the year ended December 31, 2024. The increase was primarily due to increased occupancy as a result of a year-over-year increase in inbound tourism to Macau. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$220, 98% and US$215, respectively, for the year ended December 31, 2025, as compared to US$211, 93% and US$197, respectively, for the year ended December 31, 2024. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$133, 97% and US$129, respectively, for the year ended December 31, 2025, as compared to US$133, 95% and US$127, respectively, for the year ended December 31, 2024.

Food and beverage. Food and beverage revenues (including complimentary food and beverage) were US$118.9 million for the year ended December 31, 2025, representing an increase of US$3.2 million, or 2.8%, from US$115.7 million for the year ended December 31, 2024.

Entertainment, retail and other. Entertainment, retail and other revenues (including complimentary entertainment services) increased by US$47.3 million, or 17.1%, to US$324.1 million for the year ended December 31, 2025 from US$276.8 million for the year ended December 31, 2024. The increase was primarily due to the re-launch of House of Dancing Water in May 2025 and the increase in management fee income resulting from the increase in business activities during the year ended December 31, 2025.

Operating costs and expenses

Total operating costs and expenses were US$4.06 billion for the year ended December 31, 2025, compared to US$3.68 billion for the year ended December 31, 2024.

Casino. Casino expenses increased by US$0.19 billion, or 7.7%, to US$2.63 billion for the year ended December 31, 2025 from US$2.44 billion for the year ended December 31, 2024, primarily due to an increase in gaming taxes at City of Dreams resulting from increased gaming volumes and associated higher revenues, and an increase in casino expenses at Studio City Casino due to its improved performance, for which Melco Resorts Macau is reimbursed pursuant to the Studio City Casino Agreement.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$64.2 million and US$55.1 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily due to higher payroll expenses and other expenses, which was in-line with higher room revenues for the year ended December 31, 2025.

Food and beverage. Food and beverage expenses were US$105.2 million and US$100.9 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily due to higher payroll expenses, which was in-line with higher food and beverage revenues for the year ended December 31, 2025.

Entertainment, retail and other. Entertainment, retail and other expenses were US$42.2 million and US$19.4 million for the years ended December 31, 2025 and 2024, respectively. The increase was primarily due to higher payroll expenses and higher operating costs as a result of the re-launch of House of Dancing Water in May 2025 and an increase in business activities during the year ended December 31, 2025.

General and administrative. General and administrative expenses increased by US$101.8 million, or 12.6%, to US$908.0 million for the year ended December 31, 2025 from US$806.3 million for the year ended December 31, 2024. The increase was primarily due to the higher reimbursement of net income from Studio City Casino to Studio City Entertainment pursuant to the Studio City Casino Agreement as a result of improved performance at Studio City Casino in the year ended December 31, 2025, increase in payroll expenses, marketing expenses as well as higher trademark license fee expenses in the year ended December 31, 2025.

Pre-opening costs. Pre-opening costs were US$29.3 million and US$12.1 million for the years ended December 31, 2025 and 2024, respectively. These costs related primarily to personnel training, marketing, advertising and administrative costs in connection with new or start-up operations. Higher pre-opening costs for the year ended December 31, 2025 were due to the re-launch of House of Dancing Water in May 2025.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$8.0 million for both years ended December 31, 2025 and 2024.

Depreciation and amortization. Depreciation and amortization expenses increased by US$17.7 million, or 7.9%, to US$242.0 million for the year ended December 31, 2025 from US$224.2 million for the year ended December 31, 2024. The increase was primarily due to more gaming equipment as well as more property enhancements that placed into service during the year ended December 31, 2025.

Property charges and other. Property charges and other for the year ended December 31, 2025 were US$36.6 million, which primarily included impairment on goodwill in relation to the Mocha Clubs and asset impairments in Altira Macau, partially offset by reversal of provision for litigation claims related to junket player deposits. In 2025, we recognized an impairment of goodwill in relation to the Mocha and Other segment of US$57.9 million as a result of three Mocha Clubs ceasing operations between the period from September to December 2025. Property charges and other for the year ended December 31, 2024 were US$10.7 million, which primarily included the litigation claims related to junket player deposits, repairs and maintenance costs incurred as a result of typhoons and remodeling, and asset impairments in Altira Macau.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expense, other financing costs, foreign exchange gains (losses), net, loss on extinguishment of debt as well as other non-operating income, net.

Interest income was US$88.1 million for the year ended December 31, 2025, compared to US$20.1 million for the year ended December 31, 2024. The increase was primarily generated from the loan interest income from an intercompany loan made to Melco Resorts Services Limited, an affiliated company of the Company, during the year ended December 31, 2025.

Interest expense was US$312.2 million for the year ended December 31, 2025, compared to US$324.4 million for the year ended December 31, 2024. The decrease was primarily due to lower interest expense of US$27.8 million on 2025 MRF Senior Notes as a result of the full repayment at maturity on June 6, 2025 and lower interest expense of US$5.5 million on 2026 MRF Senior Notes as a result of the 2026 MRF Senior Notes Tender Offer and early redemption of the remaining 2026 MRF Senior Notes in October 2025, partially offset by higher interest expense of US$16.8 million on the 2032 MRF Senior Notes issued in April 2024 and US$8.8 million interest on the 2033 MRF Senior Notes issued in September 2025.

Other financing costs for the year ended December 31, 2025 amounted to US$4.9 million, compared to US$6.8 million for the year ended December 31, 2024. The decrease in other financing costs was primarily due to a decrease in loan commitment fees as a result of the net drawdowns of the MN1 2020 Revolving Facilities during the year ended December 31, 2025.

Loss on extinguishment of debt for the year ended December 31, 2025 was US$0.8 million and was associated with the 2026 MRF Senior Notes Tender Offer and early redemption of the remaining 2026 MRF Senior Notes. No loss on extinguishment of debt occurred in 2024.

Income tax expense

Income tax expense for the year ended December 31, 2025 amounted to US$7.7 million compared to US$6.9 million for the year ended December 31, 2024. The income tax expense was primarily attributable to payments in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau of US$7.8 million. The effective tax rate for the year ended December 31, 2025 was 2.6%, as compared to 92.04% for the year ended December 31, 2024. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, expired tax losses, different tax rate of subsidiaries operating in other jurisdiction and profits generated by gaming operations being exempted from Macau Complementary Tax for the years ended December 31, 2025 and 2024. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net income

As a result of the foregoing, we had net income of US$286.2 million for the year ended December 31, 2025, compared to US$0.6 million for the year ended December 31, 2024.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our funding requirements and repay our indebtedness, as the case may be.

As of December 31, 2025, we held cash and cash equivalents and restricted cash (being cash collateral for concession-related guarantees issued to the Macau government and security under credit facilities) of US$493.1 million and US$125.0 million, respectively.

As of December 31, 2025, HK$8.34 billion (equivalent to US$1.07 billion) of the MN1 2020 Revolving Facilities and HK$1.0 million (equivalent to US$0.1 million) of the revolving credit facility under the MRM 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2025	2024
	(In thousands of US$)
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Net cash provided by operating activities	$507,647	$241,293
Net cash used in investing activities	$(191,648)	$(128,743)
Net cash used in financing activities	$(314,633)	$(269,267)
Effect of exchange rate on cash, cash equivalents and restricted cash	$(1,406)	$4,789

Decrease in cash, cash equivalents and restricted cash	$(40)	$(151,928)
Cash, cash equivalents and restricted cash at beginning of year	$618,183	$770,111

Cash, cash equivalents and restricted cash at end of year	$618,143	$618,183

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$507.6 million for the year ended December 31, 2025, compared to US$241.3 million for the year ended December 31, 2024. The change was primarily driven by improved operating performance resulting from higher business volumes in 2025.

Investing Activities

Net cash used in investing activities was US$191.6 million for the year ended December 31, 2025, compared to US$128.7 million for the year ended December 31, 2024. The change was primarily due to the increase in payments for acquisition of property and equipment, and nil repayments of loans or advances by an affiliated company to us during the year ended December 31, 2025.

Net cash used in investing activities for the year ended December 31, 2025 mainly included payments for acquisition of property and equipment of US$177.1 million and payments for acquisition of intangible and other assets of US$14.7 million.

Net cash used in investing activities for the year ended December 31, 2024 mainly included payments for acquisition of property and equipment of US$128.0 million and payments for acquisition of intangible and other assets of US$20.8 million, partially offset by repayment of loans or advances from an affiliated company to us of US$20.0 million.

Our total payments for acquisition of property and equipment were US$177.1 million and US$128.0 million for the years ended December 31, 2025 and 2024, respectively. Such capital expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$314.6 million for year ended December 31, 2025, which primarily represented (i) the full redemption of the aggregate principal amount outstanding of US$1.00 billion of the 2025 MRF Senior Notes, (ii) redemption of the remaining aggregated principal amount outstanding of US$357.9 million of the 2026 MRF Senior Notes, (iii) repayments of aggregate principal amount outstanding of the MN1 2020 Revolving Facilities of US$280.5 million, (vi) redemption of the 2026 MRF Senior Notes for an aggregate principal amount outstanding of US$142.1 million; and (v) payment of dividends of US$20.0 million, partially offset by (vi) the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$1.00 billion and (vii) the proceeds from the issuance of 2033 MRF Senior Notes of US$500.0 million.

Net cash used in financing activities amounted to US$269.3 million for year ended December 31, 2024, which primarily represented (i) the repayments of aggregate principal amount outstanding of the MN1 2020 Revolving Facilities of US$994.2 million, (ii) payment of dividends of US$89.0 million; and (iii) payments of financing costs of US$27.6 million, partially offset by (iv) the proceeds from the issuance of 2032 MRF Senior Notes of US$750.0 million; and (v) the proceeds from the drawdown of the MN1 2020 Revolving Facilities of US$100.3 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of December 31, 2025:

As of December 31, 2025
(In thousands of US$)
2029 MRF Senior Notes	$1,150,000
MN1 2020 Revolving Facilities	886,625
2028 MRF Senior Notes	850,000
2032 MRF Senior Notes	750,000
2027 MRF Senior Notes	600,000
2033 MRF Senior Notes	500,000
MRM 2015 Credit Facilities	129

$4,736,754

Major changes in our indebtedness during the year ended and subsequent to December 31, 2025 are summarized below.

During the year ended December 31, 2025, MCO Nominee One drew down HK$5.67 billion (equivalent to US$719.9 million) in aggregate principal amount on a net basis under the MN1 2020 Revolving Facilities.

On February 25, 2025, pursuant to the MN1 2024 Amendment and Restatement under the MN1 2020 Revolving Facilities, an incremental facility of HK$387.5 million (equivalent to US$49.8 million) was established to increase the available commitments under the MN1 2020 Revolving Facilities from HK$14.85 billion (equivalent to US$1.91 billion) to HK$15.24 billion (equivalent to US$1.96 billion), subject to satisfaction of certain conditions precedent.

On June 6, 2025, we redeemed the aggregate principal amount outstanding of US$1.00 billion of the 2025 MRF Senior Notes.

In June 2025, MCO Nominee One entered into interest rate swap arrangements with aggregate notional amount of HK$5.88 billion (equivalent to US$755.7 million) to manage interest rate risk on the loans drawn under the MN1 2020 Revolving Facilities.

On September 24, 2025, we issued US$500.0 million in an aggregate principal amount of the 2033 MRF Senior Notes. The proceeds were used to settle the 2026 MRF Senior Notes Tender Offer and early redemption of the 2026 MRF Senior Notes. US$142.1 million in an aggregate principal amount of the 2026 MRF Senior Notes tendered in the 2026 MRF Senior Notes Tender Offer was settled on September 24, 2025, while the remaining aggregate principal amount outstanding of US$357.9 million of the 2026 MRF Senior Notes following the completion of the 2026 MRF Senior Notes Tender Offer was redeemed on October 25, 2025.

In September 2025, we entered into two cross-currency swap arrangements to manage foreign exchange rate risk associated with the interest and principal payments under the 2033 MRF Senior Notes.

During the period from January 1, 2026 through April 24, 2026, MCO Nominee One repaid additional HK$467.0 million (equivalent to US$59.8 million) in aggregate principal amount outstanding under the MN1 2020 Revolving Facilities, together with accrued interest.

For further details of the above indebtedness, see note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the extent to which borrowings are at fixed rates and still available to us, the maturity profile of such debt facilities, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See “—Long-term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the maintenance, enhancement and development of our projects. We expect to have significant capital expenditures in the future as we continue to maintain, enhance and develop our properties.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business operations and expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities. Any such activities will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and the amounts involved may be material.

Our material cash requirements arise from the development and continuous enhancement of our properties and the payment of interest expenses and repayment of principal relating to our indebtedness.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2025, we had capital commitments mainly for the acquisition of property and equipment for City of Dreams totaling US$74.8 million. In addition, we have committed investment in connection with the Concession Contract and contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 19 to the consolidated financial statements included elsewhere in this annual report.

We are committed to prudent balance sheet management. We believe that continued EBITDA growth can lead to a healthy recovery of free cash flow and a natural deleveraging of our business. As we have completed the construction of our major development projects, we intend to focus our capital expenditure on the maintenance and enhancement of our existing properties and do not expect a material increase in capital expenditure in the near term.

Long-term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other contractual obligations as of December 31, 2025 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2029 MRF Senior Notes	$—	$—	$1,150.0	$—	$1,150.0
MN1 2020 Revolving Facilities	—	886.6	—	—	886.6
2028 MRF Senior Notes	—	850.0	—	—	850.0
2032 MRF Senior Notes	—	—	—	750.0	750.0
2027 MRF Senior Notes	—	600.0	—	—	600.0
2033 MRF Senior Notes	—	—	—	500.0	500.0
MRM 2015 Credit Facilities	0.1	—	—	—	0.1
Fixed interest payments	234.2	397.6	236.7	163.0	1,031.5
Variable interest payments(2)	37.9	12.5	—	—	50.4
Operating leases(3)	2.4	4.3	4.3	22.6	33.6
Construction costs and property and equipment retention payables	3.4	—	—	—	3.4
Other contractual commitments:
Property and equipment acquisition commitments	74.8	—	—	—	74.8
Gaming concession premium(4)	18.0	36.1	36.1	36.1	126.3
Reversion Assets payments(5)	24.1	48.1	48.1	48.1	168.4

Total contractual obligations	$394.9	$2,835.2	$1,475.2	$1,519.8	$6,225.1

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)

Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as of December 31, 2025 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.
(4)

Represents annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines that Melco Resorts Macau is currently approved to operate by the Macau government for our gaming concession in Macau. The variable gaming tax for our gaming concession in Macau as disclosed in note 19(b) to the consolidated financial statements included elsewhere in this annual report are not included in this table.

(5)

The gaming and gaming support areas of the City of Dreams Casino, the Altira Casino and the Studio City Casino with an area of 31,227.3 square meters, 17,128.8 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”) are currently owned by the Macau government. Effective January 1, 2023, the Macau government has transferred the Reversion Assets to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to US$312) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

(6)

In addition to the amounts included in the table above, in connection with the Concession Contract, Melco Resorts Macau committed to an overall investment of MOP11,823.7 million (equivalent to US$1.48 billion) and incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003.0 million (equivalent to US$249.9 million), in the event Macau’s annual gross gaming revenue reaches MOP180.0 billion (equivalent to US$22.46 billion) (the “Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180.0 billion (equivalent to US$22.46 billion) in 2023, the Incremental Investment Trigger was reached and, the non-gaming investment to be carried out was increased by MOP2,003.0 million (equivalent to US$249.9 million) to MOP12.01 billion (equivalent to US$1.50 billion), with the overall investment amount increased to MOP13,826.7 million (equivalent to US$1.73 billion) to be carried out by December 2032. As of December 31, 2025, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP5,724.2 million (equivalent to US$714.2 million).

Off-Balance Sheet Arrangements

Except as disclosed in note 10 and note 19(b) to the consolidated financial statements included elsewhere in this annual report, as of December 31, 2025, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

Subsidiaries of Melco Resorts Finance that are incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. Melco Resorts Macau must notify the Chief Executive of Macau five business days in advance of any decision related to dividend distribution in an amount greater than MOP500 million (equivalent to approximately US$62.4 million). As of December 31, 2025 and 2024, the aggregate balance of the legal reserves amounted to US$60.3 million and US$36.8 million, respectively.

During the years ended December 31, 2025 and 2024, the sole director of our company declared dividends of US$16,667.82 per share totaling US$20.0 million, and US$74,043.26 per share totaling US$89.0 million, respectively, and recorded such amount as distribution against retained earnings.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk is associated with our indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2025, we were subject to fluctuations in HIBOR as a result of our MRM 2015 Credit Facilities and MN1 2020 Revolving Facilities. As of December 31, 2025, we had four floating-for-fixed interest rate swap arrangements with aggregate notional amount of HK$5.88 billion (equivalent to US$755.7 million) to manage interest rate risk on its loan under the MN1 2020 Revolving Facilities.

As of December 31, 2025, approximately 81% of our total gross indebtedness was based on fixed rates. Based on our December 31, 2025 indebtedness and interest rate swap level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$1.3 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our consolidated financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas and H.K. dollars. In addition, a significant portion of our indebtedness, as a result of the 2027 MRF Senior Notes, 2028 MRF Senior Notes, 2029 MRF Senior Notes, 2032 MRF Senior Notes and 2033 MRF Senior Notes and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

The value of the H.K. dollar and Pataca against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar or Pataca to the U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2025, in addition to H.K. dollars and Patacas, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2025. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs. In September 2025, we entered into two cross-currency swap arrangements to manage foreign exchange rate risk associated with the interest and principal payments under the 2033 MRF Senior Notes. Under the cross-currency swap arrangement, we pays interest and principal in H.K. dollars and receives interest and principal in U.S. dollars. We review our overall foreign exchange risk on an ongoing basis.

See note 10 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2025.

Major currencies in which our cash and bank balances (including restricted cash) are held as of December 31, 2025 were the H.K. dollar. Based on the cash and bank balances as of December 31, 2025, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$6.1 million for the year ended December 31, 2025.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2025, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$8.9 million for the year ended December 31, 2025.

BUSINESS

Overview

We are a developer, owner and operator of integrated resort facilities. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concessions, to operate casinos in Macau.

We currently have two major casino-based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We operate the Studio City Casino pursuant to the Studio City Casino Agreement. We also provide non-gaming services to Studio City pursuant to the Master Services Agreements.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes Travel Guide Five-Star hotels in Macau – Altira Macau, Morpheus and Nüwa – and have received 12 Forbes Travel Guide Five-Star and one Forbes Travel Guide Four-Star recognitions across our properties in 2026. We seek to attract patrons throughout Asia and, in particular, from China.

We and/or our Parent have earned multiple international accolades recognizing our excellence in operations, corporate social responsibility and contributions towards sustainability. These awards include:

•	Sustainability Award at the International Gaming Awards 2026,

•	Included within the Casinos & Gaming industry in the S&P Global Sustainability Yearbook for the second consecutive year in 2026,

•	Recognized as an “Industry Mover” within the Casinos & Gaming industry in the S&P Global Sustainability Yearbook 2025,

•	Best Responsible Gaming Program at the Asia Gaming Awards for the third consecutive year in 2025,

•	Sustainable Asia Award at the Asian Excellence Awards by Corporate Governance Asia magazine for the second consecutive year in 2025,

•	Waste Reduction Award at the ESGBusiness Awards 2025,

•	Best CSR Initiative at the IAG Academy IR Awards for the second consecutive year in 2025, Best Workplace in 2025 and Best Overall CSR Program in 2023 and 2024,

•	2024 BEST Award by The Association for Talent Development (“ATD”),

•	Outstanding Contribution in Corporate Social Responsibility at the Asia Gaming Awards 2023,

•	Corporate Social Responsibility Award of the Year at the Global Gaming Awards Asia for the second consecutive year in 2023,

•	2023 Excellence in Practice Award by ATD in the Career Development category for the Company’s “Foundation Accelerated Program”,

•	Best Environmental Responsibility at the Asian Excellence Awards by Corporate Governance Asia magazine for the 11th consecutive year in 2023, and

•

Being named among the Top 10 most sustainable hospitality companies in the 3rd Greater China Hotel Business Sustainability Index launched by CUHK Business School’s Centre for Business Sustainability in 2023.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip patrons from regional markets across Asia. City of Dreams had an average of approximately 439 gaming tables and approximately 635 gaming machines in 2025, compared to an average of approximately 430 gaming tables and approximately 613 gaming machines in 2024. Following the closure of Grand Dragon Casino in September 2025 and Mocha Hotel Royal in December 2025, 15 gaming tables and 137 gaming machines were re-allocated to City of Dreams.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 783 rooms, suites and villas, Nüwa offers approximately 286 guest rooms, suites and villas, and the Grand Hyatt Macau hotel, comprising two towers within City of Dreams, offers approximately 763 guest rooms and suites. The Countdown is currently undergoing renovations as part of its rebranding and is expected to be launched in the third quarter of 2026 with approximately 150 high end luxury suites with an average room size in excess of 1,000 square feet. In addition, City of Dreams includes 41 food and beverage outlets, approximately 110 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub offers approximately 2,232 square meters (equivalent to approximately 24,025 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The wet stage performance theater with approximately 2,000 seats features House of Dancing Water, which had been temporarily closed since June 2020 and was re-launched in May 2025.

City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. Below are some of these accolades:

•

City of Dreams was honored as one of the top 10 winners in the “Best Integrated Resorts” category at the Travel + Leisure Luxury Awards Asia Pacific 2025 for the third consecutive year. It was selected as the World’s Leading Casino Resort, Macau’s Leading Hotel, Macau’s Leading Resort and Macau’s Leading Casino Resort at the World Travel Awards 2025,

•

Morpheus and its spa were recognized by Forbes Travel Guide with Five-Star recognition for the seventh consecutive year in 2026. Other accolades garnered by Morpheus include Two MICHELIN Keys in the 2025 Global MICHELIN Keys Selection, Best Design in the Hotel Category at the Tatler Best 2025 Hong Kong and Macau and being listed among the World’s Most Beautiful Hotels by the Prix Versailles in 2023,

•	Nüwa was recognized as a Forbes Travel Guide Five-Star hotel for the 14th consecutive year in 2026, while its spa was awarded Forbes Travel Guide Five-Star recognition for the 13th consecutive year,

•

The Cantonese culinary masterpiece Jade Dragon was awarded Forbes Travel Guide Five-Star recognition for the 13th consecutive year in 2026. It received Three Diamonds in the Black Pearl Restaurant Guide 2026 for the seventh consecutive year and maintained its Three MICHELIN Star rating for the eighth consecutive year in the MICHELIN Guide Hong Kong Macau 2026. It was listed among LA LISTE World’s Best Restaurants 2025 and was named among the Best 100 Restaurants at the Tatler Best Awards Asia-Pacific for the second consecutive year in 2025. It was also honored as Macau’s Restaurant of the Year and was listed among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. Additionally, it garnered the Black Diamond award in the Trip.Gourmet 2026 The Global Selection of Restaurants and was named a three-star restaurant by the Golden Phoenix Tree China Restaurant Guide 2024,

•

The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the seventh year in 2026. It was honored with One Diamond in the Black Pearl Restaurant Guide 2026 for the third consecutive year and attained Two MICHELIN Stars in the MICHELIN Guide Hong Kong Macau 2026 for the eighth year running. It was listed among LA LISTE World’s Best Restaurants 2025 and was named among the Best 100 Restaurants at the Tatler Best Awards Asia-Pacific in 2025. It also won the Best Service accolade in the Restaurant & Bar Category and was listed among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. Additionally, it garnered the Diamond award in the Trip.Gourmet 2026 The Global Selection of Restaurants,

•

Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the seventh year in 2026. It received One Diamond in the Black Pearl Restaurant Guide 2026 for the seventh consecutive year and was recommended by MICHELIN Guide Hong Kong Macau 2026. It was listed among LA LISTE World’s Best Restaurants 2025 and was named among the Tatler Best 20 Restaurants in Macau at the Tatler Best Awards Hong Kong and Macau for the second consecutive year in 2025. It also garnered the Platinum award in the Trip.Gourmet 2026 The Global Selection of Restaurants, and

•

Sushi Kinetsu, specializing in Japanese cuisine, was awarded One Diamond from the Black Pearl Restaurant Guide 2026 and One MICHELIN Star in the MICHELIN Guide Hong Kong Macau 2026, both for the third consecutive year. It also garnered the Diamond award in the Trip.Gourmet 2026 The Global Selection of Restaurants.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning water-based extravaganza, House of Dancing Water. House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. House of Dancing Water had been temporarily closed since June 2020 and was re-launched in May 2025.

In recognition of its innovation and spectacular experience, House of Dancing Water was named the Best IR Resort Attraction at the IAG Academy IR Awards in 2025. In addition, House of Dancing Water Premiere project was honored with the Platinum Award for Best Brand Awareness Campaign and the Gold Award for Best Integrated Marketing Campaign at the 2025 TITAN Brand Awards, and the House of Dancing Water team was awarded the 2025 Medal of Merit - Tourism by the Macau government, honoring their significant contributions to the promotion and development of the local tourism sector.

Altira Macau

Altira Macau caters to the premium mass and mass operations. Altira Macau had an average of approximately 31 gaming tables and 160 gaming machines operated under the brand Mocha at Altira Macau in 2025, compared to an average of approximately 39 gaming tables and 134 gaming machines operated under the brand Mocha at Altira Macau in 2024. Following the closure of Mocha Grand Dragon Hotel in November 2025, 100 gaming machines were re-allocated to Altira Macau. Altira Macau has a multi-floor layout comprising various gaming areas. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 216 guest rooms, including suites and villas, as of December 31, 2025. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and a bar/karaoke. Altira hotel also offers several non-gaming amenities, including a spa, health club, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. Below are some of the awards Altira Macau has received:

•	Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 17 consecutive years in 2026,

•

Altira and Altira Spa were selected as top 10 winners in the Hotel Pools and Hotel Spas categories, for the second and third consecutive years respectively, of the Travel + Leisure Luxury Awards Asia Pacific 2025,

•	Its Japanese tempura specialist Tenmasa received Forbes Travel Guide Five-Star recognition for the 12th consecutive year in 2026,

•

Its Cantonese restaurant Ying was honored with the Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2026 and was awarded One MICHELIN Star in the MICHELIN Guide Hong Kong Macau 2026 for the tenth consecutive year. Additionally, it was listed among LA LISTE World’s Best Restaurants 2025, and

•	Its Italian restaurant Aurora earned Forbes Travel Guide Five-Star recognition for the 12th year in 2026.

Mocha Clubs

Mocha Clubs operate gaming machines across three locations in Macau (excluding gaming machines at Altira Casino) and comprise non-casino based operations of electronic gaming machines in Macau. Mocha Clubs had an average of approximately 810 gaming machines in operation (excluding approximately 160 gaming machines at Altira Macau) in 2025, compared to an average of approximately 882 gaming machines in operation (excluding approximately 134 gaming machines at Altira Macau) in 2024. According to the DICJ, there were a total of 12,000 slot machines in the Macau market as of December 31, 2025. Mocha Clubs focus on general mass market patrons, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

In addition to the Mocha Clubs, we also operated the Grand Dragon Casino, which focused on mass market table games. Grand Dragon Casino had an average of approximately 15 gaming tables in 2025, compared to an average of approximately 16 gaming tables in 2024.

Under the Macau Gaming Operations Law, concessionaires, such as Melco Resorts Macau, may continue to operate games of chance in casinos in properties that are not owned by them for a period of three years from January 1, 2023 under authorization of the Chief Executive of Macau. Such three-year period ended on December 31, 2025, following which the concessionaires may only continue to operate games of chance in properties that are not owned by them by engaging a managing company, with any such engagement subject to approval of the Chief Executive of Macau. In accordance with our development strategy and the Macau Gaming Operations Law, the Grand Dragon Casino and three of our Mocha Clubs, namely Mocha Kuong Fat, Mocha Grand Dragon Hotel and Mocha Hotel Royal, progressively ceased operations between September and December 2025. Following these closures, 15 gaming tables and 137 gaming machines were re-allocated to City of Dreams, and 100 gaming machines and 198 gaming machines were re-allocated to Altira Macau and Studio City, respectively. The Chief Executive of Macau has approved the engagement of a wholly-owned management company by Melco Resorts Macau and the respective management agreement in connection with the continuing operations of Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and an amendment agreement to the Concession Contract was signed in February 2026 to reflect that these three Mocha Clubs will continue to be operated under the engagement of such management company effective from January 1, 2026, subject to compliance with all legal and regulatory requirements.

Studio City

We operate the Studio City Casino pursuant to the Studio City Casino Agreement. We also provide non-gaming services to Studio City pursuant to the Master Services Agreements. Studio City features a 5,000-seat live performance arena, MICE space, as well as an additional indoor/outdoor water park. It offers 4,000 square meters of indoor event space, approximately 44,300 square meters of complementary retail space and 1,820 square meters of ballroom space.

Our Pipeline Projects

We continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future project, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities, we have incurred and will continue to incur certain expenses and capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business in Macau at the properties leased from the Macau government in accordance with the terms and conditions of our gaming concession, or, with respect to the Mocha Clubs, in third party-owned properties. In addition, properties leased from the Macau government are subject to the terms and conditions of land concession contracts.

City of Dreams

City of Dreams is located in Cotai, Macau, with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to US$160.5 million), which was paid in full in January 2016. As of December 31, 2025, the total gross floor area at City of Dreams is 641,431.70 square meters (equivalent to approximately 6.9 million square feet), of which approximately 31,227.3 square meters, or 4.87%, comprises gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for a fee of MOP750.00 (equivalent to US$94) per square meter for years 1 to 3 of the Concession Contract, subject to consumer price index increase in years 2 and 3 of the concession. The fee will increase to MOP2,500.00 (equivalent to US$312) per square meter for years 4 to 10 of the concession, subject to consumer price index increase in years 5 to 10 of the concession.

Under the current terms of the land concession, the annual land use fees payable to the Macau government range from approximately MOP3.4 million (equivalent to US$0.4 million) during development up to approximately MOP9.9 million (equivalent to US$1.2 million) after completion of development. The land use fee amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized by the City of Dreams casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us and held for use at City of Dreams during the duration of the Concession Contract, including the main gaming equipment to support our table games and gaming machine operations, cage equipment, security and surveillance equipment, casino fittings and equipment. We own the remaining gaming and gaming support equipment utilized by the City of Dreams casino and equipment utilized in the hotels at City of Dreams.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet). In March 2006, the Macau government granted the land on which the Altira is built to Altira Resorts for 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in December 2013. As of December 31, 2025, the total gross floor area of Altira Macau is approximately 104,583.39 square meters (equivalent to approximately 1.1 million square feet), of which approximately 17,128.8 square meters or 16.38% comprises the gaming and gaming support area and is owned by the Macau SAR. Effective from January 1, 2023, the Macau government has transferred this area to us for usage in our operations during the duration of the Concession Contract for the same fee set for the usage of the City of Dreams casino. Total land premium required is in the amount of MOP169.3 million (equivalent to US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual land use fees payable to the Macau government are approximately MOP1.5 million (equivalent to US$0.2 million). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

Certain gaming and gaming support equipment utilized by Altira Macau in the casino on or before December 31, 2022 is owned by the Macau SAR and has been transferred to us for usage in our operations during the duration of the Concession Contract and held for use at Altira Macau, including the main gaming equipment to support our table games and gaming machine operations, cage equipment, security and surveillance equipment and casino fittings and equipment. We own the remaining gaming and gaming support equipment utilized by the Altira casino and equipment utilized at the Altira hotel.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 30,800 square feet at the following locations in Macau as of December 31, 2025:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Sintra	November 2005	G/F and 1/F of Hotel Sintra	7,800
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	15,700
Inner Harbor	December 2013	Rua Nova do Comércio, n.os 2-12, Macau	7,300

Total			30,800

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through December 2032, which are renewable upon reaching agreements with the owners.

The leasehold improvements to Mocha Club premises and the onsite equipment utilized at the Mocha Clubs are owned and held for use to support the gaming machine operations. In addition, the gaming machines at Altira are operated under the Mocha Club brand.

In addition to the Mocha Clubs, we also operated the Grand Dragon Casino, which focused on mass market table games. Grand Dragon Casino premises, including the fit-out and gaming-related equipment, were located on the ground floor and level one within Grand Dragon Hotel in Macau and occupied a floor area of approximately 10,700 square feet. The gaming equipment operated at the Grand Dragon Casino on or before December 31, 2022 is owned by the Macau SAR and had been transferred to us for usage in our operations during the duration of the Concession Contract. We own the remaining gaming and gaming support equipment at the Grand Dragon Casino. In accordance with our overall development strategy and the Macau Gaming Operations Law, Grand Dragon Casino and three Mocha Clubs, namely Mocha Hotel Royal, Mocha Kuong Fat and Mocha Grand Dragon Hotel, progressively ceased operations between September and December 2025. Gaming tables and electronic gaming machines operating at the above-mentioned affected venues were re-allocated to, and continue operations at, City of Dreams, Studio City and Altira Macau in Macau. The Chief Executive of Macau has approved the engagement of a wholly-owned management company by Melco Resorts Macau and the respective management agreement in connection with the continuing operations of Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and an amendment agreement to the Concession Contract was signed in February 2026 to reflect that these three Mocha Clubs will continue to be operated under the engagement of such management company effective from January 1, 2026, subject to compliance with all legal and regulatory requirements.

Other Premises

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several forms of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize and promote our brands, projects and operations across a wide range of online and offline channels. We have built public relations and marketing and branding teams that cultivate media relationships, promote our brands and explore media opportunities in various markets. We use a variety of media platforms that include social media, digital, print, television, online, outdoor, on collaterals and direct mail pieces. A resorts marketing team has been established that directly liaises with current and potential customers within Asian and other countries to grow and retain high-end customers. We organize various targeted and seasonal promotions and special events, concerts and other forms of entertainment, and operate loyalty programs with our patrons to increase spending and repeat visitation. We employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to analyze the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we comply with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our operating properties.

Non-Gaming Patrons

City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels (including The Countdown, which is currently under renovation), as well as a selection of restaurants, bars and retail outlets. Altira Macau caters to the premium mass and mass operations. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include table game rolling chip patrons, table game mass market patrons and gaming machine players.

Mass market patrons are non-rolling chip patrons who come to our properties for a variety of reasons, including our high-quality hotel brands, our broad dining options and a variety of other non-gaming attractions and activities.

Rolling chip patrons at our casinos are patrons who participate in our in-house rolling chip programs or, in some cases, in the rolling chip programs of gaming promoters. Our rolling chip patrons or premium direct players play mostly in our designated gaming areas and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A portion of our rolling chip play in Macau is brought to us by gaming promoters, also known as junket operators. Gaming promoters in Macau are independent third-party corporate entities, all of which are officially required to be licensed by the Secretary of Economy and Finance of Macau.

We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. Where licensing requirements apply, we only engage gaming promoters who have been licensed by the relevant authority.

In Macau, our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We offer commission payment structures that are calculated by reference to the monthly rolling chip volume. Our gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. The credit we extend is typically unsecured. The gaming promoters bear the responsibility for issuing credit to and, subsequently collecting, from their players.

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau include all the current concession holders in Macau and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties.

Macau Gaming Market

In 2025 and 2024, Macau generated approximately US$30.9 billion and US$28.4 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in China, and one of only several in Asia, to offer legalized casino gaming.

Macau continues to be impacted by a range of external factors, including uneven growth in the China economy and government policies that may adversely affect the Macau gaming market. For example, the PRC government has taken measures to deter marketing of gaming activities to mainland China residents by offshore casinos and to reduce capital outflow. Such measures include reducing the amount that mainland China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users.

The mass market table games segment accounted for 66.9% of market-wide gross gaming revenues in 2025, compared to 70.2% of market-wide gross gaming revenues in 2024, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. According to the DSEC, visitation to Macau totaled more than 40.1 million in 2025, an increase of 14.7% compared to 2024 and above the 39.4 million visitors in 2019. Visitors from mainland China represented 72.4% of all visitors to Macau in 2025, compared to 70.1% of all visitors to Macau in 2024, and visitors from Hong Kong and Taiwan represented 18.2% and 2.5%, of all visitors to Macau in 2025, respectively.

In terms of competition, gaming in Macau is administered through concessions awarded by the Macau government to six different concessionaires: Melco Resorts Macau; Sociedade de Jogos de Macau, S.A., (“SJM”), in which family members of Mr. Lawrence Ho, our chief executive officer and the chairman and chief executive officer of the Parent, have shareholding interests; Wynn Resorts (Macau) S.A. (“Wynn Macau”), a subsidiary of Wynn Resorts Ltd.; Galaxy Casino, S.A. (“Galaxy”); MGM Grand Paradise, S.A. (“MGM Grand Paradise”), which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho; and Venetian Macau Limited (“VML”), a subsidiary of Sands China Ltd and Las Vegas Sands Corporation.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962. In July 2021, SJM opened Grand Lisboa Palace, in Cotai. SJM opened The Karl Lagerfeld and Palazzo Versace Macau, respectively, in June and November 2023.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy progressively opened Phase 3 of the Galaxy Macau Resort from the second quarter 2023, while Phase 4 is currently under development, and construction is expected to be completed in 2027.

VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML also operated Sands Cotai Central in Cotai in the past, which has been rebranded and redeveloped as The Londoner Macao, which opened in February 2021. The former Sheraton Grand was renovated and has been rebranded as the Londoner Grand, which opened in June 2025.

MGM Grand Paradise opened its MGM Macau facilities in December 2007, which are located next to Wynn Macau on the Macau peninsula, and its MGM Cotai resort in February 2018.

In addition to facing competition from existing operations of these concessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, hotels and casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties.

The existing concessions do not place any limits on the number of gaming facilities that may be operated. The Macau government does, however, limit the aggregate number of gaming tables and gaming machines in Macau and the opening of a new facility is subject to Macau government approval. The current cap of gaming tables and gaming machines are 6,000 and 12,000 respectively.

Law no. 7/2022 which amends the Macau Gaming Operations Law (Law no. 16/2001) came into force in June 2022. Principal changes under the amended Macau Gaming Operations Law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5.0 billion (equivalent to approximately US$623.9 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

•

the Macau government sets the maximum number of gaming tables and gaming machines allocated to each concessionaire and the allocation of such gaming tables and gaming machines to a specific casino is subject to the approval of the Macau government;

•	the Macau government may reduce the number of gaming tables or gaming machines in certain circumstances;

•	the amount of gaming chips of each concessionaire in circulation is subject to Macau government approval; and

•

the concessionaires are jointly and severally liable for administrative fines and civil liability arising from the exercise in their casinos of the authorized gaming promotion activity by gaming promoters, their directors and key employees, as well as their collaborators. Such joint and several liability may be excluded when it is proved that the concessionaire has responsibly fulfilled its supervision duty.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are two major gaming facilities in Singapore located on Sentosa and at Marina Bay and an international gaming resort in Malaysia located approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, and major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Vietnam launched a 5-year pilot program in November 2025 to allow local gaming at certain casino resorts.

There is also strong competition from the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. as well as the Philippine Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines. In 2025, Bloomberry Resorts Corporation opened Solaire Resort North in Quezon City, and Suntrust Resort Holdings is expected to open its integrated resort in Westside City, Manila in the second half of 2026. There are five major gaming facilities in metro Manila, including City of Dreams Manila, with a sixth gaming facility scheduled to open in 2026.

In Japan, a proposed project in Osaka was awarded to MGM Resorts International and its joint venture partner Orix Corporation which is currently scheduled to open in 2030.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation increase considerably in Macau. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 15,973 and 15,997 employees as of December 31, 2025 and 2024, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2025 and 2024.

	As of December 31,
	2025		2024
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
City of Dreams	8,515	53.3%	8,241	51.5%
Studio City	5,879	36.8%	5,848	36.6%
Altira Macau	865	5.4%	968	6.1%
Corporate and centralized services	407	2.5%	392	2.5%
Mocha and Other(1)	307	1.9%	548	3.4%

Total	15,973	100.0%	15,997	100.0%

Note:

(1)

The figures for December 31, 2024 include employees at Grand Dragon Casino and the three Mocha Clubs before their respective closures in 2025 as disclosed under “— Our Land and Premises — Mocha Clubs.” The employees at Grand Dragon Casino and the three Mocha Clubs have been transferred within Melco Resorts and its subsidiaries following their respective closures.

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees.

We have implemented a number of employee attraction and retention initiatives over recent years for the benefit of our employees and their families. These initiatives include, among others, a unique in-house learning academy (which provides curriculum across multi-functional tracks such as technical training — gaming and non-gaming, sales and marketing, legal, finance, human resources, computer application, language, service, leadership and lifestyle), a foundation acceleration program designed to enhance our employees’ understanding of business perspectives beyond their own jobs, an on-site high school diploma program and Diploma in Casino Management and Advanced Diploma in Gaming Management (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards to encourage the concept of life-long learning, as well as ample internal promotion and transfer opportunities. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom, to bring a bachelor degree program in-house.

Intellectual Property

We have the right to use certain trademarks that are owned or licensed by a subsidiary of our Parent, including “Morpheus,” “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “House of Dancing Water,” and “Melco Resorts & Entertainment,” in Macau and/or other jurisdictions.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings, investigations and claims, which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Director and Executive Officers

The following table sets forth information regarding our sole director and executive officers as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	63	Director
Lawrence Yau Lung Ho	49	Chief Executive Officer
Geoffrey Stuart Davis	57	Chief Financial Officer

Director

Mr. Clarence Yuk Man Chung is our sole director. Mr. Chung is a director of the Parent and he was appointed to his current role in November 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of Melco Resorts and Entertainment (Philippines) Corporation (“MRP”) since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of Melco International’s subsidiaries and the Parent’s subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

Executive Officers

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as the Parent’s director on December 20, 2004 and served as its co-chairman and chief executive officer between December 2004 and April 2016 before being re-designated as chairman and chief executive officer in May 2016. Mr. Ho became the managing director of Melco International in 2001 and has been its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho was the chairman and director of Maple Peak Investments Inc., a company listed on the TSX Venture Exchange in Canada, from July 2016 to January 2026.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in China. He is a member of the advisory committee of the All-China Federation of Industry and Commerce; a member of the Macau Basic Law Promotion Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of the Asia International Leadership Council; honorary advisor of Global Tourism Economy Research Centre; permanent honorary committee member of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Macau Research Association for Macau Gaming Law; honorary president of the Association of Property Agents and Real Estate Developers of Macau; a director executive of the Macao Chinese General Chamber of Commerce and honorary president of the Association of Youth Practitioners in Macao Integrated Tourism and Leisure Enterprises.

In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

In recognition of Mr. Ho’s directorship and entrepreneurial spirit, he was granted the Business Awards of Macau’s “Leadership Gold Award” in 2015 and honored with “Outstanding Individual Award” at the Industry Community Awards in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for nine years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the 14th year in 2025.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in China.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as the Parent’s deputy chief financial officer from August 2010 to March 2011 and the Parent’s senior vice president, corporate finance since 2007, when he joined the Parent. In addition, Mr. Davis has been the chief financial officer and an executive director of Melco International since December 2017 and June 2025, respectively, the chief financial officer and a director of SCI since June 2019 and October 2018, respectively, and is also a director of a number of the Parent’s subsidiaries. Prior to joining the Parent, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

RELATED PARTY TRANSACTIONS

Studio City Casino Agreement

On May 11, 2007, Melco Resorts Macau and Studio City Entertainment, a subsidiary of the Parent, entered into a services and right to use agreement (as amended on June 15, 2012 and June 23, 2022, together with the reimbursement agreement of the same date and other agreements or arrangements entered into from time to time regarding the operation of Studio City Casino) pursuant to which Melco Resorts Macau operated Studio City Casino. The Studio City Casino Agreement sets forth the terms and conditions for the operation of Studio City Casino by Melco Resorts Macau and the obligations of Studio City Entertainment in respect thereof.

Under the Studio City Casino Agreement, Melco Resorts Macau manages the day to day operations at the Studio City Casino, provides the necessary security and develops and implements all systems and controls necessary for Studio City Casino. Melco Resorts Macau also recruits all casino staff, including dealers, cashiers, security and surveillance personnel and managers. Melco Resorts Macau will deduct gaming taxes and costs incurred in connection with its ongoing operation of Studio City Casino. Such costs include the costs for utilization of any gaming tables for operation of the Studio City Casino above 26.4% of Melco Resorts Macau’s overall gaming tables allocated to Melco Resorts Macau by the Macau government. As Melco Resorts Macau was allocated 750 gaming tables by the Macau government, pursuant to the Studio City Casino Agreement, Melco Resorts Macau is permitted to deduct costs for the utilization of gaming tables for operation at the Studio City Casino which exceed 198 gaming tables, provided such costs have been approved by SCI’s related party transactions policy. In addition, these costs include the costs for utilization of electronic gaming machines for operation at Studio City Casino above 552 electronic gaming machines, which was the number of electronic gaming machines initially allocated by Melco Resorts Macau to Studio City Casino as a result of the Macau government’s allocation of 2,100 electronic gaming machines to Melco Resorts Macau under the Concession, provided such costs have also been approved by SCI’s related party transactions policy. Studio City Entertainment receives the residual gross gaming revenues and recognizes these amounts as revenue from the Studio City Casino Agreement.

The Studio City Casino Agreement obligates Melco Resorts Macau to manage the day to day operations of the Studio City Casino in a manner intended to appeal to gaming patrons at a standard of quality of service set by Melco Resorts Macau in line with the overall development and operational strategy determined by SCI; however, the Studio City Casino Agreement does not require Melco Resorts Macau to operate a minimum number of gaming tables or gaming machines at the Studio City Casino or any specified mix of gaming tables and gaming machines, and the number of gaming tables and/or gaming machines may be reduced or increased by Melco Resorts Macau as it may determine pursuant to the terms and conditions of the Studio City Casino Agreement. For example, the Studio City Casino ceased VIP rolling chip operations in late October 2024.

The Studio City Casino Agreement is subject to customary events of default, including failure of Studio City Entertainment to make any payment required by the agreement or any action by Studio City Entertainment which causes or is likely to cause Melco Resorts Macau to be in breach of its concession. The parties may terminate the Studio City Casino Agreement in the event of a default under the Studio City Casino Agreement or, among others, as a result of regulatory review, except that as long as Studio City Entertainment is directly or indirectly under the control of Melco Resorts, Melco Resorts Macau may not terminate the Studio City Casino Agreement.

As of the date of this annual report, Melco Resorts Macau allocates an additional 248 electronic gaming machines for operation at Studio City Casino, which allocation may be terminated upon 30 days’ written notice by either Studio City Entertainment or Melco Resorts Macau. In addition, Melco Resorts Macau currently allocates 61 gaming tables for operation at Studio City Casino, which such allocation may also be terminated upon 30 days’ written notice by either Studio City Entertainment or Melco Resorts Macau.

Management and Shared Services Agreements

On December 21, 2015, SCI and certain of its subsidiaries entered into the Master Services Agreements with certain Melco Resorts Affiliates, which sets out the terms and conditions that apply to certain services to be provided under individual work agreements by the Melco Resorts Affiliates to certain subsidiaries of SCI and vice versa. The Master Services Agreements and the related arrangements for work agreements have been extended to December 31, 2032.

For discussion of other significant related party transactions we entered into during the years ended December 31, 2025 and 2024, see note 20 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

MRM 2015 Credit Facilities

Overview

On June 29, 2015, our subsidiary Melco Resorts Macau, as borrower, amended and restated a prior senior secured credit facilities agreement to a HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement, being the MRM 2015 Credit Facilities. The MRM 2015 Credit Facilities comprise a H.K. dollar term loan facility of HK$3.90 billion (equivalent to US$500.0 million) with a term of 6 years (the “2015 Term Loan Facility”) and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to US$1.25 billion) with a term of 5 years (the “2015 Revolving Credit Facility”).

On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$352.2 million) under the MN1 2020 Revolving Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the MRM 2015 Credit Facilities, together with accrued interest and associated costs. Other than HK$1.0 million (equivalent to US$0.1 million) which remained outstanding as of December 31, 2023 under the 2015 Term Loan Facility, all other commitments under the 2015 Term Loan Facility were canceled. In addition, a part of the revolving credit facility commitments under the 2015 Revolving Credit Facility were canceled. Post cancellation, the available revolving credit facility commitments under the 2015 Revolving Credit Facility were HK$1.0 million (equivalent to US$0.1 million).

Compliance with certain provisions of the MRM 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the MRM 2015 Credit Facilities) (“BOC Macau”) to Melco Resorts Macau dated April 29, 2020 (the “BOC Waiver Letter”). The BOC Waiver Letter became effective on May 7, 2020.

Maturity Date

The final maturity date of the MRM 2015 Credit Facilities was: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the MRM 2015 Credit Facilities. Pursuant to the terms of the BOC Waiver Letter (as defined above), the maturity date of the MRM 2015 Credit Facilities was extended to June 24, 2022. The maturity date of the MRM 2015 Credit Facilities was extended to December 31, 2022, and further extended to June 24, 2024 and June 24, 2026 (the “Extended Termination Date”), pursuant to extension request letters dated April 6, 2022, December 14, 2022 and June 6, 2024, respectively.

Drawdowns/Repayment

As of December 31, 2025, the outstanding principal balances under the 2015 Term Loan Facility and the 2015 Revolving Credit Facility were HK$1.0 million (equivalent to US$0.1 million) and nil, respectively. The 2015 Revolving Credit Facility of HK$1.0 million (equivalent to US$0.1 million) remains available for future drawdown as of December 31, 2025.

No further drawdowns may be made under the 2015 Term Loan Facility. The available revolving credit facility commitments under the 2015 Revolving Credit Facility are available on a fully revolving basis up to the date that is one month prior to the Extended Termination Date.

The principal amount of the 2015 Term Loan Facility, and all interest accruing thereon, is repayable in full on the Extended Termination Date. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.

Interest and Fees

Pursuant to the BOC Waiver Letter, borrowings under the MRM 2015 Credit Facilities bear interest at HIBOR plus a margin of 1% per annum. Melco Resorts Macau is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility.

Security

The indebtedness under the MRM 2015 Credit Facilities is guaranteed by MCO Nominee One, a subsidiary of Melco Resorts Finance, and certain of its subsidiaries (other than the borrower) as defined under the MRM 2015 Credit Facilities (the “2015 Borrowing Group”). Security for the MRM 2015 Credit Facilities includes: a first priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain bank accounts, buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

Covenants

The MRM 2015 Credit Facilities contained covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the MRM 2015 Credit Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The financial covenants under the MRM 2015 Credit Facilities included a leverage ratio, total leverage ratio and interest cover ratio. Pursuant to the terms of the BOC Waiver Letter, BOC Macau agreed, among other things, to relax the borrower’s obligations under the MRM 2015 Credit Facilities by way of a waiver of (i) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions, and (ii) the requirement to make substantially all of the representations, subject to certain conditions and terms.

Events of Default

The event of default regime under the MRM 2015 Credit Facilities comprises events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors and/or members of the Borrowing Group; the breach of the credit facility documents; (iv) certain events occurring which may give rise to a termination or rescission of Melco Resorts Macau’s concession contract and land concessions; (vi) insolvency or bankruptcy events; and (vii) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders.

Pursuant to the terms of the BOC Waiver Letter, BOC Macau agreed, among other things, to waive certain current and/or future defaults and events of default that may arise under the terms of the MRM 2015 Credit Facilities, subject to certain conditions and terms.

MN1 2020 Revolving Facilities

Overview

On April 29, 2020, our subsidiary MCO Nominee One, as borrower, entered into a senior revolving credit facilities agreement for a HK$14.85 billion multicurrency revolving credit facility (equivalent to US$1.92 billion) with an initial term of 5 years. On February 25, 2025, an incremental facility of HK$387.5 million (equivalent to US$49.8 million) was established to increase the available commitments under the MN1 2020 Revolving Facilities to HK$15.24 billion (equivalent to US$1.96 billion).

During the year ended December 31, 2025, MCO Nominee One drew down HK$5.67 billion (equivalent to US$719.9 million) in aggregate principal amount on a net basis under the MN1 2020 Revolving Facilities.

Maturity Date

The original final maturity date of the MN1 2020 Revolving Facilities was April 29, 2025, or if earlier, the date of repayment, prepayment or cancellation in full of the MN1 2020 Revolving Facilities. On April 8, 2024, the maturity date was extended by two years to April 29, 2027.

Drawdowns/Repayment

As of December 31, 2025, the outstanding principal balance under the MN1 2020 Revolving Facilities was HK$6.90 billion (equivalent to US$886.6 million), and the available unused borrowing capacity under the MN1 2020 Revolving Facilities was HK$8.34 billion (equivalent to US$1.07 billion).

Drawdowns on the MN1 2020 Revolving Facilities are available on a fully revolving basis up to the date that is one month prior to the MN1 2020 Revolving Facilities’ final maturity date.

Each loan made under the MN1 2020 Revolving Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One may make voluntary prepayments in respect of the MN1 2020 Revolving Facilities in a minimum amount of HK$10.0 million (equivalent to US$1.3 million), plus the amount of any applicable break costs. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the MN1 2020 Revolving Facilities. In the event of a change of control, MCO Nominee One may be required, at the election of any lender under the MN1 2020 Revolving Facilities, to repay such lender in full. Under the terms of the MN1 2020 Revolving Facilities, change of control events include a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Resorts Macau or the Company by the Parent or/and Melco International and liquidation or dissolution of the Company. In the event Melco Resorts Macau’s concession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the MN1 2020 Revolving Facilities, to repay such lender in full.

Interest and Fees

Borrowings under the MN1 2020 Revolving Facilities bears interest at HIBOR if denominated in H.K. dollars, or Term SOFR together with an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum if denominated in U.S. dollars, plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries (“2020 Borrowing Group”). Prior to June 29, 2023, borrowings under the MN1 2020 Revolving Facilities denominated in U.S. dollars bore interest at LIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the MN1 2020 Revolving Facilities of one, two, three or six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the MN1 2020 Revolving Facilities until the end of the applicable availability period.

Security

The indebtedness under the MN1 2020 Revolving Facilities is guaranteed by Melco Resorts Macau and MCO Investments Limited (“MCO Investments” and together with Melco Resorts Macau, the “Subsidiary Guarantors”). The MN1 2020 Revolving Facilities are unsecured.

Covenants

The MN1 2020 Revolving Facilities contain covenants customary for such financings, including, but not limited to, the limitations on (except as permitted under the MN1 2020 Revolving Facilities) (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MCO Investments and its subsidiaries.

On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the MN1 2020 Revolving Facilities have consented and agreed to waive the following financial condition covenants contained in the facility agreement under the Facility Agreement:

•	meet or exceed the interest cover ratio (ratio of consolidated EBITDA to consolidated net finance charges as such terms are defined in the Facility Agreement) of 2.50 to 1.00;

•	not exceed the senior leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 3.50 to 1.00; and

•	not exceed the total leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 4.50 to 1.00,

in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.

On November 5, 2021, MCO Nominee One received confirmation that the majority of lenders of the MN1 2020 Revolving Facilities consented and agreed to a waiver extension of the same financial condition covenants contained in the facility agreement under the MN1 2020 Revolving Facilities (as described above) for the relevant periods ended or ending on the following applicable test dates: (a) March 31, 2022; (b) June 30, 2022; (c) September 30, 2022; and (d) December 31, 2022.

On August 16, 2022, MCO Nominee One received confirmation that the majority of lenders of the MN1 2020 Revolving Facilities consented and agreed to a waiver extension of the same financial condition covenants contained in the facility agreement under the MN1 2020 Revolving Facilities (as described above) for the relevant periods ended or ending on the following applicable test dates: (a) March 31, 2023; (b) June 30, 2023; (c) September 30, 2023; (d) December 31, 2023; and (e) March 31, 2024.

Events of Default

The event of default regime under the MN1 2020 Revolving Facilities comprises events of default that are customary for a facility of this nature including, among others, subject to certain grace periods and exceptions:

•	the failure to make any payment when due;

•	the breach of financial covenants;

•	a cross default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of MCO Nominee One or any other member of the 2020 Borrowing Group;

•	the breach of the credit facility documents;

•	insolvency or bankruptcy events; and

•	misrepresentations on the part of MCO Nominee One or a Subsidiary Guarantor in statements made in the loan documents delivered to the lenders for the MN1 2020 Revolving Facilities.

2027 MRF Senior Notes

Overview

On July 17, 2019, Melco Resorts Finance issued the 2027 MRF Senior Notes, comprising US$600.0 million in aggregate principal amount of 5.625% senior notes due 2027, at an issue price of 100% of the principal amount.

Interest

The 2027 MRF Senior Notes bear interest at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year beginning on January 17, 2020.

Ranking and Priority

The 2027 MRF Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2027 MRF Senior Notes mature on July 17, 2027 and Melco Resorts Finance has the option to redeem all or a portion of the 2027 MRF Senior Notes at any time prior to July 17, 2022, at the applicable “make-whole” redemption price as described in the 2027 MRF Senior Notes indenture. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2027 MRF Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2027 MRF Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2027 MRF Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2027 MRF Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2027 MRF Senior Notes indenture, each holder of the 2027 MRF Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2027 MRF Senior Notes at a fixed redemption price.

Covenants

The 2027 MRF Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2027 MRF Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2027 MRF Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2027 MRF Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2027 MRF Senior Notes indenture, the trustee under the 2027 MRF Senior Notes indenture or the holders of at least 25% of the then outstanding 2027 MRF Senior Notes may declare the principal of the 2027 MRF Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2028 MRF Senior Notes

Overview

On July 21, 2020, Melco Resorts Finance issued the First 2028 MRF Senior Notes, comprising US$500.0 million in aggregate principal amount of 5.750% senior notes due 2028, at an issue price of 100% of the principal amount, and, on August 11, 2020, the Company issued the Additional 2028 MRF Senior Notes, comprising US$350.0 million in aggregate principal amount of 5.750% senior notes due 2025, at an issue price of 101% of the principal amount.

Interest

The 2028 MRF Senior Notes bear interest at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year.

Ranking and Priority

The 2028 MRF Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2028 MRF Senior Notes mature on July 21, 2028 and Melco Resorts Finance has the option to redeem all or a portion of the 2028 MRF Senior Notes at any time prior to July 21, 2023, at the applicable “make-whole” redemption price as described in the 2028 MRF Senior Notes indenture. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2028 MRF Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2028 MRF Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2028 MRF Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2028 MRF Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2028 MRF Senior Notes indenture, each holder of the 2028 MRF Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2028 MRF Senior Notes at a fixed redemption price.

Covenants

The 2028 MRF Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2028 MRF Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2028 MRF Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2028 MRF Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2028 MRF Senior Notes indenture, the trustee under the 2028 MRF Senior Notes indenture or the holders of at least 25% of the then outstanding 2028 MRF Senior Notes may declare the principal of the 2028 MRF Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2029 MRF Senior Notes

Overview

On December 4, 2019, Melco Resorts Finance issued the First 2029 MRF Senior Notes, comprising US$900.0 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 100% of the principal amount, and, on January 21, 2021, Melco Resorts Finance issued the Additional 2029 MRF Senior Notes, comprising US$250.0 million in aggregate principal amount of 5.375% senior notes due 2029, at an issue price of 103.25% of the principal amount.

Interest

The 2029 MRF Senior Notes bear interest at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year beginning on June 4, 2020.

Ranking and Priority

The 2029 MRF Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2029 MRF Senior Notes mature on December 4, 2029 and Melco Resorts Finance has the option to redeem all or a portion of the 2029 MRF Senior Notes at any time prior to December 4, 2024, at the applicable “make-whole” redemption price as described in the 2029 MRF Senior Notes indenture. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2029 MRF Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2029 MRF Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2029 MRF Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2029 MRF Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2029 MRF Senior Notes indenture, each holder of the 2029 MRF Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2029 MRF Senior Notes at a fixed redemption price.

Covenants

The 2029 MRF Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2029 MRF Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2029 MRF Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2029 MRF Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2029 MRF Senior Notes indenture, the trustee under the 2029 MRF Senior Notes indenture or the holders of at least 25% of the then outstanding 2029 MRF Senior Notes may declare the principal of the 2029 MRF Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2032 MRF Senior Notes

Overview

On April 17, 2024, Melco Resorts Finance issued the 2032 MRF Senior Notes, comprising US$750.0 million in aggregate principal amount of 7.625% senior notes due 2032, at an issue price of 100% of the principal amount.

Interest

The 2032 MRF Senior Notes bear interest at a rate of 7.625% per annum, payable semi-annually in arrears on April 17 and October 17 of each year beginning on October 17, 2024.

Ranking and Priority

The 2032 MRF Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2032 MRF Senior Notes mature on April 17, 2032 and Melco Resorts Finance has the option to redeem all or a portion of the 2032 MRF Senior Notes at any time prior to April 17, 2027, at the applicable “make-whole” redemption price as described in the 2032 MRF Senior Notes indenture. On or after April 17, 2027, Melco Resorts Finance has the option to redeem all or a portion of the 2032 MRF Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2032 MRF Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 17, 2027. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2032 MRF Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2032 MRF Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2032 MRF Senior Notes indenture, each holder of the 2032 MRF Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2032 MRF Senior Notes at a fixed redemption price.

Covenants

The 2032 MRF Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2032 MRF Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2032 MRF Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2032 MRF Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2032 MRF Senior Notes indenture, the trustee under the 2032 MRF Senior Notes indenture or the holders of at least 25% of the then outstanding 2032 MRF Senior Notes may declare the principal of the 2032 MRF Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

2033 MRF Senior Notes

Overview

On September 24, 2025, Melco Resorts Finance issued the 2033 MRF Senior Notes, comprising US$500.0 million in aggregate principal amount of 6.500% senior notes due 2033, at an issue price of 100% of the principal amount.

Interest

The 2033 MRF Senior Notes bear interest at a rate of 6.500% per annum, payable semi-annually in arrears on March 24 and September 24 of each year beginning on March 24, 2026.

Ranking and Priority

The 2033 MRF Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

Maturity and Redemption

The 2033 MRF Senior Notes mature on September 24, 2033 and Melco Resorts Finance has the option to redeem all or a portion of the 2033 MRF Senior Notes at any time prior to September 24, 2028, at the applicable “make-whole” redemption price as described in the 2033 MRF Senior Notes indenture. On or after September 24, 2033, Melco Resorts Finance has the option to redeem all or a portion of the 2033 MRF Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2033 MRF Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to September 24, 2028. Further, under certain circumstances and subject to certain exceptions as more fully described in the 2033 MRF Senior Notes indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2033 MRF Senior Notes at fixed redemption prices. In certain events that relate to the gaming concession of Melco Resorts Macau and subject to certain exceptions as more fully described in the 2033 MRF Senior Notes indenture, each holder of the 2033 MRF Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2033 MRF Senior Notes at a fixed redemption price.

Covenants

The 2033 MRF Senior Notes indenture contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets.

Events of Default

The 2033 MRF Senior Notes indenture contains certain customary events of default, including default in the payment of principal, or of any premium, on the 2033 MRF Senior Notes, when such payments become due; default in payment of interest which continues for 30 days; breaches of covenants; defaults under other indebtedness; insolvency; termination or rescission of any gaming license required for our gaming business and other events of default specified in the 2033 MRF Senior Notes indenture, in each case subject to thresholds and/or other qualifications specified therein. If an event of default occurs and is continuing under the 2033 MRF Senior Notes indenture, the trustee under the 2033 MRF Senior Notes indenture or the holders of at least 25% of the then outstanding 2033 MRF Senior Notes may declare the principal of the 2033 MRF Senior Notes plus any accrued and unpaid interest and premium (if any) to be immediately due and payable.

Other Financing

We may obtain financing or refinancing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects and other matters. The amounts may be material.

MELCO RESORTS FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEPENDENT AUDITOR’S REPORT

To the shareholder and the Sole Director of Melco Resorts Finance Limited

Opinion

We have audited the consolidated financial statements of Melco Resorts Finance Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, shareholder’s deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audits of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

/s/ Deloitte & Touche LLP
Singapore
April 24, 2026

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$493,097	$492,852
Accounts receivable, net of allowances for credit losses of $117,807 and $122,284	114,977	136,329
Receivables from affiliated companies	398,185	841,193
Inventories	17,748	18,111
Prepaid expenses and other current assets	39,334	40,035

Total current assets	1,063,341	1,528,520

Property and equipment, net	1,979,092	1,998,992
Intangible assets, net	151,465	176,635
Goodwill	23,490	82,090
Long-term prepayments, deposits and other assets, net of allowances for credit losses of nil and $2,391	57,646	68,076
Receivables from affiliated companies, non-current	2,375,298	1,651,440
Restricted cash	125,046	125,331
Operating lease right-of-use assets	17,712	26,426
Land use rights, net	188,748	197,257

Total assets	$5,981,838	$5,854,767

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Accounts payable	$16,802	$19,548
Accrued expenses and other current liabilities	807,333	778,594
Income tax payable	7,842	7,084
Operating lease liabilities, current	2,321	7,360
Payables to affiliated companies	176,531	56,572

Total current liabilities	1,010,829	869,158

Long-term debt, net	4,723,349	4,994,075
Other long-term liabilities	247,153	245,469
Deferred tax liabilities, net	2,771	2,927
Operating lease liabilities, non-current	18,081	22,129

Total liabilities	$6,002,183	$6,133,758

Commitments and contingencies (Note 19)

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands, except share and per share data)

	December 31,
	2025	2024
Shareholder’s deficit:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	$—	$—
Additional paid-in capital	1,919,229	1,908,318
Accumulated other comprehensive income	5,841	24,304
Accumulated losses	(1,945,415)	(2,211,613)

Total shareholder’s deficit	(20,345)	(278,991)

Total liabilities and shareholder’s deficit	$5,981,838	$5,854,767

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2025	2024
Operating revenues:
Casino	$3,880,410	$3,427,955
Rooms	182,995	173,817
Food and beverage	118,875	115,681
Entertainment, retail and other	324,104	276,762

Total operating revenues	4,506,384	3,994,215

Operating costs and expenses:
Casino	(2,628,292)	(2,439,395)
Rooms	(64,202)	(55,136)
Food and beverage	(105,164)	(100,869)
Entertainment, retail and other	(42,173)	(19,423)
General and administrative	(908,049)	(806,257)
Pre-opening costs	(29,332)	(12,075)
Amortization of land use rights	(8,045)	(8,039)
Depreciation and amortization	(241,967)	(224,223)
Property charges and other	(36,590)	(10,705)

Total operating costs and expenses	(4,063,814)	(3,676,122)

Operating income	442,570	318,093

Non-operating income (expenses):
Interest income	88,064	20,113
Interest expense	(312,241)	(324,408)
Other financing costs	(4,862)	(6,770)
Foreign exchange gains (losses), net	72,767	(3,271)
Other income, net	8,344	3,766
Loss on extinguishment of debt	(756)	—

Total non-operating expenses, net	(148,684)	(310,570)

Income before income tax	293,886	7,523
Income tax expense	(7,653)	(6,924)

Net income	$286,233	$599

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,
	2025	2024
Net income	$286,233	$599
Other comprehensive (loss) income:
Foreign currency translation adjustments	(17,732)	29,540
Change in fair value of interest rate swaps, net	(731)	—

Other comprehensive (loss) income	(18,463)	29,540

Total comprehensive income	$267,770	$30,139

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S DEFICIT

(In thousands, except share and per share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive (Losses) Income	Accumulated Losses	Total Shareholder’s Deficit
	Shares	Amount
Balance as at January 1, 2024	1,202	$—	$1,897,463	$(5,236)	$(2,123,212)	$(230,985)
Net income	—	—	—	—	599	599
Foreign currency translation adjustments	—	—	—	29,540	—	29,540
Share-based compensation	—	—	10,855	—	—	10,855
Dividends declared	—	—	—	—	(89,000)	(89,000)

Balance as at December 31, 2024	1,202	—	1,908,318	24,304	(2,211,613)	(278,991)
Net income	—	—	—	—	286,233	286,233
Foreign currency translation adjustments	—	—	—	(17,732)	—	(17,732)
Change in fair value of interest rate swaps, net	—	—	—	(731)	—	(731)
Share-based compensation	—	—	10,911	—	—	10,911
Dividends declared	—	—	—	—	(20,035)	(20,035)

Balance as at December 31, 2025	1,202	$—	$1,919,229	$5,841	$(1,945,415)	$(20,345)

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net income	$286,233	$599
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	250,012	232,262
Amortization of deferred financing costs and original issue premiums	15,839	17,452
Interest accretion on financial liability	3,043	2,854
Net loss on disposal of property and equipment	315	418
Impairment of long-lived assets	4,145	3,316
Impairment of goodwill	57,924	—
Provision for credit losses	12,822	2,809
Loss on extinguishment of debt	756	—
Share-based compensation	10,226	10,343
Change in fair value of derivative asset/liability	2,902	—
Changes in operating assets and liabilities:
Accounts receivable	8,252	(53,056)
Receivables from affiliated companies	(48,134)	(57,768)
Inventories, prepaid expenses and other	3,908	(2,252)
Long-term prepayments, deposits and other	7,159	17,929
Accounts payable, accrued expenses and other	(2,451)	50,865
Payables to affiliated companies	(123,885)	(12,439)
Other long-term liabilities	18,581	27,961

Net cash provided by operating activities	507,647	241,293

Cash flows from investing activities:
Acquisition of property and equipment	(177,149)	(128,010)
Acquisition of intangible and other assets	(14,663)	(20,813)
Proceeds from sale of property and equipment	164	80
Proceeds from loans or advances repayment from an affiliated company	—	20,000

Net cash used in investing activities	(191,648)	(128,743)

Cash flows from financing activities:
Repayments of long-term debt	(1,780,545)	(994,201)
Dividends paid	(20,035)	(89,000)
Payments of intangible asset liabilities	(9,519)	(8,723)
Payments of financing costs	(4,994)	(27,625)
Proceeds from long-term debt	1,500,460	850,282

Net cash used in financing activities	(314,633)	(269,267)

Effect of exchange rate on cash, cash equivalents and restricted cash	(1,406)	4,789

Decrease in cash, cash equivalents and restricted cash	(40)	(151,928)
Cash, cash equivalents and restricted cash at beginning of year	618,183	770,111

Cash, cash equivalents and restricted cash at end of year	$618,143	$618,183

Supplemental cash flow disclosures:
Cash paid for interest	$(291,179)	$(294,746)
Cash paid for income taxes, net of refunds	$(7,050)	$(5,661)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(7,210)	$(7,860)
Non-cash disclosures:
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modifications	$(3,253)	$6,124
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$34,889	$22,257
Assignment of amount due from affiliated companies to loan to affiliated company	$488,966	$—
Settlement of loan to an affiliated company through assignment of loan to another affiliated company	$(613,649)	$—

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.	ORGANIZATION AND BUSINESS

Melco Resorts Finance Limited (“MRF”) is incorporated in the Cayman Islands. MRF, together with its subsidiaries (collectively referred to as the “Company”), is a developer, owner and operator of integrated resort facilities in the Macau Special Administrative Region of the People’s Republic of China (“Macau”). The Company operates its gaming business in Macau through its subsidiary, Melco Resorts (Macau) Limited (“MRM”), a holder of a ten-year concession to operate games of fortune and chance in casinos in Macau which commenced on January 1, 2023 and ends on December 31, 2032 (the “Concession”).

The Company currently operates City of Dreams and Altira Macau, integrated resorts located in Cotai and Taipa, Macau, respectively. The Company also operates Studio City Casino, a casino at Studio City, a cinematically-themed integrated resort in Cotai, Macau, developed by affiliated companies of the Company. As part of the Company’s development strategy and in accordance with Macau gaming law, Grand Dragon Casino, a casino located in Taipa, Macau, and three of the six Mocha Clubs, which comprise non-casino based operations of electronic gaming machines in Macau, ceased operations between the period from September to December 2025. Following these closures, the gaming tables and electronic gaming machines were reallocated to the Company’s other gaming areas in Macau. The Company has submitted relevant application for the continuing operations of the remaining three Mocha Clubs, namely Mocha Inner Harbour, Mocha Hotel Sintra and Mocha Golden Dragon beyond December 31, 2025, and such application has been approved by the Macau government. On February 10, 2026, the Company entered into an amendment agreement to the concession agreement to reflect the permanent cessation of operations of the Grand Dragon Casino and three Mocha Clubs effective from January 1, 2026.

Melco Resorts & Entertainment Limited (“Melco Resorts”), MRF’s sole shareholder, is incorporated in the Cayman Islands and its American depositary shares (“ADSs”) are listed on the Nasdaq Global Select Market in the United States of America (the “U.S.”). Melco International Development Limited (“Melco International” or “Ultimate Parent”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco Resorts.

As of December 31, 2025, the Company had cash and cash equivalents of U.S. dollar (“$” or “US$”) 493,097 and available unused borrowing capacity of $1,071,751, subject to the satisfaction of certain conditions precedent.

The Company believes it is able to support continuing operations and capital expenditures for at least twelve months after the date of these consolidated financial statements are issued. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of MRF and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. Estimates are used for, but not limited to, inputs into the Company’s estimated allowances for deferred tax assets and credit losses, useful lives and recoverability of long-lived assets and intangible assets, inputs in calculating the fair values of share option and derivative instruments, litigation and contingency estimates. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less. Cash equivalents consist of bank time deposits placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash, if any, represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash consists of cash deposits in (i) collateral bank accounts for bank guarantees as disclosed in Note 3; and (ii) collateral bank accounts associated with borrowings under the credit facilities as disclosed in Note 10.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of casino accounts receivable. The Company issues credit for gaming pursuant to gaming credit facilities entered into with casino customers, and previously, with gaming promoters, following a review of their creditworthiness. These receivables can be offset against commissions payable and any other payments due by the Company to customers, and previously to gaming promoters. As of December 31, 2025 and 2024, a substantial portion of the Company’s markers issued pursuant to gaming credit facilities were due from customers residing in various countries and from licensed gaming promoters. Business and economic conditions, the legal enforceability of gaming debts, foreign currency control measures or other significant circumstances in these countries could affect the collectability of receivables from customers and gaming promoters.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts and reflects the net amount the Company expects to collect. The allowance for credit losses is estimated based on specific reviews of the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of customers, current business and economic conditions, and management’s expectations of future business and economic conditions.

As of December 31, 2025 and 2024, the credit risks associated with certain casino accounts receivable are mitigated because they are secured by properties with equal or greater value to the carrying amount of the related accounts receivable. Management believes that as of December 31, 2025 and 2024, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the weighted average method.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and accumulated impairment, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Company’s integrated resort facilities, direct and incremental costs related to the design and construction, including costs under construction contracts, duties and tariffs, equipment installations, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activities are substantially suspended.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Buildings	7 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Gaming equipment	18 months to 5 years

During the years ended December 31, 2025 and 2024, impairments of property and equipment of $4,073 and $3,120, as part of the impairment of long-lived assets as described in Note 2(j), were recognized, respectively, and included in property charges and other in the accompanying consolidated statements of operations.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Goodwill and Intangible Assets

Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.

Intangible assets other than goodwill are amortized over their estimated useful lives unless their useful lives are determined to be indefinite in which case they are not amortized. Intangible assets are stated at cost, net of accumulated amortization, and accumulated impairment, if any. The Company’s finite-lived intangible assets consist of the Concession, internal-use software and Mocha Clubs trademarks (as discussed below). Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. Effective from June 9, 2025, the date which Melco Resorts announced the development of Mocha Clubs as disclosed in Note 1, the estimated useful lives of Mocha Clubs trademarks were changed from indefinite useful lives to finite useful lives. Accordingly, the carrying amount is amortized on a straight-line basis over the remaining period of the Concession and the projection period of Mocha Clubs’ future cash flow is also adjusted to the end of the Concession period for impairment testing. The change in estimated useful lives of Mocha Clubs trademarks had no material impact to net income for the year ended December 31, 2025.

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of 3 to 4 years on a straight-line basis. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company will first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. If the qualitative factors indicate that the carrying amount of the reporting unit is more likely than not to exceed the fair value, then a quantitative impairment test is performed. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair value of the reporting unit is determined using income valuation approaches through the application of the discounted cash flow method. Estimating fair value of the reporting unit involves significant assumptions, including future revenue growth rates, future market conditions, gross margin, discount rate and terminal growth rate, if applicable. If the carrying value of the reporting unit exceeds its fair value, an impairment is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.

During the year ended December 31, 2025, as a result of three Mocha Clubs ceased operations between the period from September to December 2025 as disclosed in Note 1, the Company recognized an impairment of goodwill in relation to the Mocha and Other segment of $57,924, which was included in property charges and other in the accompanying consolidated statements of operations. The fair value of the reporting unit of Mocha and Other was estimated by using level 3 inputs based on income approach and the discount rate adopted in the income approach for the year ended December 31, 2025 was 13.2%. No impairment on goodwill and intangible assets with indefinite lives was recognized during the year ended December 31, 2024.

As a part of the impairment of long-lived assets recognized during the years ended December 31, 2025 and 2024 as described in Note 2(j), the finite-lived intangible assets for Altira Macau as of December 31, 2025 and 2024 were fully impaired.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Impairment of Long-lived Assets (Other Than Goodwill)

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates, future market conditions and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates. If an asset is still under development, future cash flows include remaining construction costs.

During the years ended December 31, 2025 and 2024, the performance of Altira Macau had not improved and a further impairment of long-lived assets of $4,145 and $3,316, respectively, were recognized and included in property charges and other in the accompanying consolidated statements of operations, which included impairment of Altira Macau’s property and equipment of $4,073 and $3,120, and the full impairment of the finite-lived intangible assets for Altira Macau of $72 and $196, for the respective year. The fair values of the long-lived assets of Altira Macau were estimated by using level 3 inputs based on a combination of income and cost approaches and the discount rates adopted in the income approach for the years ended December 31, 2025 and 2024 were 14.0% and 12.6%, respectively.

(k)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current, in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(l)	Land Use Rights

Land use rights represent the upfront land premiums paid for the use of land held under operating leases, which are stated at cost, net of accumulated amortization, and accumulated impairment, if any. Amortization is recognized over the estimated term of the land use rights of 40 years on a straight-line basis. No impairment on land use rights was recognized during the years ended December 31, 2025 and 2024.

(m)	Leases

At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use assets also includes any prepaid lease payments and any initial direct costs incurred and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Leases - continued

The Company’s lease contracts have lease and non-lease components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease components are accounted for separately.

No impairment on operating lease right-of-use assets was recognized during the years ended December 31, 2025 and 2024.

(n)	Revenue Recognition

The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers and gaming promoters, cash discounts and other cash incentives earned by customers are recorded as a reduction of gross casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under the Company’s non-discretionary incentive programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by the Company to incentivize future gaming, the Company allocates the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under the Company’s control and discretion and supplied by third parties are recorded as operating expenses.

The Company operates different non-discretionary incentive programs in certain of its properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, the Company defers a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for Company-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of Studio City Casino and an externally managed hotel and concluded that it is the controlling entity and is the principal to these arrangements.

For the operation of Studio City Casino, on June 23, 2022, MRM and Studio City Entertainment Limited (“SCE”), an affiliated company of the Company, amended a services and right to use agreement to align such agreement with the enacted amendments to the Macau gaming law, together with related agreements (the “Studio City Casino Agreement”), under which MRM operates Studio City Casino since SCE does not hold a gaming concession in Macau. Pursuant to the Studio City Casino Agreement, MRM deducts gaming taxes and the costs incurred in connection with the operations of Studio City Casino from Studio City Casino’s gross gaming revenues, and recognizes the residual amount as an expense captioned as payments under the Studio City Casino Agreement with an affiliated company as disclosed in Note 20. Given MRM has full responsibility for the operations of Studio City Casino in accordance with the Concession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition - continued

For the operation of the externally managed hotel, as the Company is the owner of the hotel property, the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel business. The Company is the principal and the transactions are, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and convention space and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Contract and Contract-Related Liabilities

In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability.

The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips, which represent the amounts owed in exchange for gaming chips held by customers and gaming promoters, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentives earned from the Loyalty Programs, and (3) advance deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers and gaming promoters before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned or deposited and are recorded as accrued expenses and other current liabilities in the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips held by customers and gaming promoters, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers and gaming promoters.

The following table summarizes the activities related to contract and contract-related liabilities:

	Outstanding Gaming		Loyalty		Advance Deposits
	Chips		Program Liabilities		and Ticket Sales
	2025	2024	2025	2024	2025	2024
Balance at January 1	$71,223	$72,030	$35,442	$31,723	$232,709	$231,968
Balance at December 31	71,294	71,223	28,414	35,442	248,321	232,709

Increase (decrease)	$71	$(807)	$(7,028)	$3,719	$15,612	$741

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Gaming Taxes

The Company is subject to taxes based on gross gaming revenue and other metrics in Macau. These gaming taxes totaled $1,840,407 and $1,649,119 for the years ended December 31, 2025 and 2024, respectively, were recognized as casino expense in the accompanying consolidated statements of operations.

(p)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2025 and 2024, the Company incurred pre-opening costs primarily in connection with certain new operations and other enhancement projects at City of Dreams. The Company also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(q)	Advertising and Promotional Costs

The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $114,766 and $115,345 for the years ended December 31, 2025 and 2024, respectively.

(r)	Interest Income

Interest income is recorded on an accrual basis at the stated interest rate and is recorded in interest income in the accompanying consolidated statements of operations.

(s)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of MRF and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.

The functional currency of MRF is the US$ and the reporting currency of these consolidated financial statements is in US$. The functional currency of most of MRF’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive (loss) income.

(t)	Accounting for Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments such as floating-for-fixed interest rate swap and cross-currency swap arrangements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the MN1 2020 Revolving Facilities as defined in Note 10 and exchange rate fluctuations for the outstanding US$ denominated 2033 MRF Senior Notes as defined in Note 10. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. There are no credit-risk-related contingent features in the Company’s derivative agreements.

Further information on the Company’s interest rate swap and cross-currency swap arrangements is included in Note 9 and Note 10 respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive income includes net income, foreign currency translation adjustments and change in fair value of interest rate swaps, net and is reported in the accompanying consolidated statements of comprehensive income and consolidated statements of shareholder’s deficit.

As of December 31, 2025 and 2024, the Company’s accumulated other comprehensive income consisted of the following components:

	December 31,
	2025	2024
Foreign currency translation adjustments	$6,572	$24,304
Change in fair value of interest rate swaps, net(1)	(731)	—

Accumulated other comprehensive income	$5,841	$24,304

(1)	The following table presents the net changes in accumulated other comprehensive income associated with each year’s hedging activities from interest rate swaps designated as cash flow hedges.

	Year Ended December 31,
	2025	2024
Change in fair value of interest rate swaps, net as of January 1	$—	$—
Change in fair value during the year	(2,761)	—
Net loss reclassified from accumulated other comprehensive income into earnings	2,030	—

Change in fair value of interest rate swaps, net as of December 31	$(731)	$—

(v)	Share-based Compensation Expenses

Melco Resorts operates share-based compensation plans for the purpose of providing incentives and rewards to eligible employees in Melco Resorts and its subsidiaries (the “Melco Resorts Group”) including employees who rendered services to the Company. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is recognized over the vesting period of the awards on a straight-line basis. Forfeitures are recognized when they occur.

Further information on the Company’s share-based compensation arrangements is included in Note 15.

(w)	Income Tax

The Company is subject to income taxes in Macau and Hong Kong where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of Macau and Hong Kong taxing authorities.

The Company’s income tax returns are subject to examination by tax authorities in Macau and Hong Kong. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of the position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Reclassification

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholder’s deficit, or cash flows as previously reported.

(y)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Improvements to Income Tax Disclosures” which includes amendments that further enhance income tax disclosures, primarily through providing additional information in the rate reconciliation and additional disclosures about income taxes paid by jurisdiction. The Company adopted ASU 2023-09 prospectively for the year ended December 31, 2025. The adoption of this guidance did not have an effect on the Company’s financial position, results of operations and cash flows, noting the adoption resulted in additional disclosures only in the current annual period. Refer to Note 14 for the income tax disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of these standards will have on the Company’s consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. ASU 2025-05 provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods and should be applied prospectively. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

In September 2025, the FASB issued ASU 2025-06, “Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which provides guidance to clarify and modernize the accounting for costs related to internal-use software. ASU2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2025	2024
Cash	$454,605	$472,485
Cash equivalents	38,492	20,367

Total cash and cash equivalents	493,097	492,852
Non-current portion of restricted cash(1)	125,046	125,331

Total cash, cash equivalents and restricted cash	$618,143	$618,183

(1)	As of December 31, 2025 and 2024, the non-current portion of restricted cash included bank time deposits of $125,046 and $125,331, respectively.

On December 9, 2022, as required under the Concession, MRM provided a bank guarantee in favor of the Macau government of Macau Patacas (“MOP”) 1,000,000 (equivalent to $124,319) to secure the fulfillment of performance of certain of its legal and contractual obligations, including labor obligations. As stipulated in the bank guarantee contract, the amount of MOP1,000,000 (equivalent to $124,319), or an equivalent amount in other currencies, is required to be held in a cash deposit account as collateral in order to secure the bank guarantee. The bank guarantee will remain in effect until 180 days after the earlier of the expiration or termination of the Concession. As of December 31, 2025 and 2024, Hong Kong dollars (“HK$”) 970,874 (equivalent to MOP1,000,000) held in the cash collateral bank account was translated to $124,772 and $125,056, respectively, and included in the non-current portion of restricted cash in the accompanying consolidated balance sheets.

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2025	2024
Casino	$230,534	$259,866
Hotel	1,609	1,029
Other	641	109

Sub-total	232,784	261,004
Less: allowances for credit losses(1)	(117,807)	(124,675)

	114,977	136,329
Non-current portion	—	—

Current portion	$114,977	$136,329

(1)

As of December 31, 2025 and 2024, the allowances for credit losses of nil and $2,391 as a reduction of the long-term casino accounts receivable, are recorded and included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 51.1% and 48.0% of gross casino accounts receivable as of December 31, 2025 and 2024, respectively. No allowances for credit losses from its hotel and other receivables are recorded as of December 31, 2025 and 2024.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET - continued

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2025	2024
Balance at beginning of year	$124,675	$148,604
Provision for credit losses	12,810	2,793
Write-offs, net of recoveries	(19,375)	(27,417)
Effect of exchange rate	(303)	695

Balance at end of year	$117,807	$124,675

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Buildings	$3,658,729	$3,667,071
Leasehold improvements	756,826	696,201
Furniture, fixtures and equipment	636,584	609,600
Gaming equipment	151,080	124,568
Transportation	108,640	106,769

Sub-total	5,311,859	5,204,209
Less: accumulated depreciation and amortization	(3,332,767)	(3,205,217)

Property and equipment, net	$1,979,092	$1,998,992

The depreciation and amortization expenses of property and equipment recognized for the years ended December 31, 2025 and 2024 were $214,542 and $199,566, respectively.

The cost and accumulated amortization of right-of-use assets held under finance lease arrangements were $3,661 and $3,599 as of December 31, 2025, and $3,702 and $2,895 as of December 31, 2024, respectively.

In accordance with the Macau gaming law, the Reversion Assets (as defined in Note 6) that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to MRM for the duration of the Concession, in return for annual payments for the right to use and operate the Reversion Assets as part of the Concession, as disclosed in Note 6. As MRM continues to be operated in and with the Reversion Assets in the same manner as under the previous gaming subconcession to operate a gaming business in Macau which expired on December 31, 2022 and obtains substantially all of the economic benefits and bears all of the risks arising from the operation of these assets, and assuming it will be successful in obtaining a new concession upon expiry of the Concession, the Company continues to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

6.	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill

Goodwill relating to Mocha Clubs arose from acquisition by the Company in 2006 and is reported under the Mocha and Other segment. The changes in carrying amounts of goodwill represented the impairment of $57,924 as disclosed in Note 2(i) and exchange differences arising from foreign currency translations at the balance sheet date.

(b)	Intangible Assets, Net

Intangible assets, net consisted of the following:

	December 31,
	2025	2024
Finite-lived intangible assets:
Trademarks of Mocha Clubs	$4,219	$4,229
Less: accumulated amortization	(311)	—

	3,908	4,229

Concession	213,038	211,929
Less: accumulated amortization	(67,395)	(45,076)

	145,643	166,853

Internal-use software	19,723	18,767
Less: accumulated amortization	(17,809)	(13,214)

	1,914	5,553

Total intangible assets, net	$151,465	$176,635

Trademarks of Mocha Clubs

Trademarks relating to Mocha Clubs arose from acquisition by the Company in 2006. Effective from June 9, 2025, the estimated useful lives of Mocha Clubs trademarks were changed from indefinite useful lives to finite useful lives and the carrying amount is amortized on a straight-line basis over the remaining period of the Concession as disclosed in Note 2(i).

Concession

On December 16, 2022, the Macau government awarded the Concession to MRM. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and MRM is authorized to operate the City of Dreams Casino, the Altira Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. On February 10, 2026, the Company entered into an amendment agreement to the concession agreement to reflect the permanent cessation of operations of the Grand Dragon Casino and three Mocha Clubs effective from January 1, 2026. Under the Concession, MRM is obligated to pay the Macau government a fixed annual premium of MOP30,000 (equivalent to $3,743) plus a variable annual premium calculated in accordance with the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by MRM. The variable annual premium is MOP300 (equivalent to $37) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

6.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b)	Intangible Assets, Net - continued

Concession - continued

On December 30, 2022, in accordance with the obligations under the letters of undertakings dated June 23, 2022, MRM and certain subsidiaries of Melco Resorts, which hold the land lease rights for the properties on which the City of Dreams Casino, the Altira Casino and the Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the City of Dreams Casino, the Altira Casino and the Studio City Casino with an area of 31,227.3 square meters, 17,128.8 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively referred to as the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the previous gaming subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the previous gaming subconcession are currently owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets were transferred by the Macau government to MRM for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”).

On January 1, 2023, the Company recognized an intangible asset and financial liability of MOP1,934,035 (equivalent to $239,588), representing the right to use and operate the Reversion Assets, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the Fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset were determined using the total number of gaming tables and the total number of electronic gaming machines that MRM is currently approved to operate by the Macau government. Changes in annual payments related to the consumer price index will be recognized as an adjustment to the carrying amount of intangible asset and corresponding financial liability. In the accompanying consolidated balance sheets, the non-current portion of the financial liability of the Concession is included in other long-term liabilities and the current portion is included in accrued expenses and other current liabilities. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.

The amortization expenses of finite-lived intangible assets recognized for the years ended December 31, 2025 and 2024 were $25,668 and $24,657, respectively.

As of December 31, 2025, the estimated future amortization expenses of finite-lived intangible assets are as follows:

Year ending December 31,
2026	$23,276
2027	21,365
2028	21,365
2029	21,365
2030	21,365
Over 2030	42,729

$151,465

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2025	2024
Entertainment production costs, net(1)	$25,562	$16,833
Deferred financing costs, net	15,987	27,135
Other deposits and other	8,706	10,511
Deposits for acquisition of property and equipment	7,391	13,597
Long-term casino accounts receivable, net of allowances for credit losses of nil and $2,391(2)	—	—

Long-term prepayments, deposits and other assets	$57,646	$68,076

(1)

Entertainment production costs represent amounts incurred and capitalized for the entertainment show in City of Dreams and are amortized on a straight-line basis over the estimated useful life of the entertainment show of 10 years upon the commencement of the show in May 2025. The amortization expense of entertainment production costs recognized for the year ended December 31, 2025 was $1,757. No amortization expenses of such entertainment production costs were recognized during the year ended December 31, 2024.

(2)

Long-term casino accounts receivable, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

8.	LAND USE RIGHTS, NET

	December 31,
	2025	2024
City of Dreams	$399,517	$400,427
Altira Macau	81,024	81,209

	480,541	481,636
Less: accumulated amortization	(291,793)	(284,379)

Land use rights, net	$188,748	$197,257

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2025	2024
Advance deposits and ticket sales	$248,321	$232,709
Gaming tax accruals	139,258	145,684
Operating expense and other accruals and liabilities	90,496	107,484
Staff cost accruals	76,415	72,353
Outstanding gaming chips	71,294	71,223
Interest expense payables	66,033	63,170
Property and equipment payables	45,665	25,575
Intangible asset liabilities(1)	40,924	24,954
Loyalty program liabilities	28,414	35,442
Interest rate swap liabilities(2)	513	—

Accrued expenses and other current liabilities	$807,333	$778,594

(1)

As of December 31, 2025 and 2024, the non-current portion of the intangible asset liabilities of $183,883 and $206,820, respectively, are included in other long-term liabilities in the accompanying consolidated balance sheets.

(2)

In June 2025, the Company entered into four floating-for-fixed interest rate swap arrangements to manage interest rate risk on its loans drawn under the MN1 2020 Revolving Facilities as defined in Note 10. Two of the interest rate swap arrangements will expire in July 2026, while the remaining two expire in April 2027. Under the interest rate swap arrangements, the Company pays fixed interest rates and receives variable interest based on the notional amounts. As of December 31, 2025, the aggregate notional amount of the outstanding interest rate swaps amounted to HK$5,880,000 (equivalent to $755,668).

These interest rate swaps are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead, the fair values of the hedging instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive income until the hedged interest expenses are recognized in the accompanying consolidated statements of operations. As of December 31, 2025, the net fair values of interest rate swaps were recorded as liabilities, of which $4 were included in prepaid expenses and other current assets, $513 were included in accrued expenses and other current liabilities and $236 were included in other long-term liabilities in the accompanying consolidated balance sheets. The Company estimates that over the next twelve months, $509 of the net unrealized losses on the interest rate swaps will be reclassified from accumulated other comprehensive income into interest expenses and the actual amounts that will be reclassified over the next twelve months may vary from this amount as a result of changes in market conditions. The cash flow impact of the interest rate swaps is included in operating activities in the accompanying consolidated statements of cash flows.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2025	2024
2025 MRF Senior Notes, 4.875% and due 2025 (net of unamortized deferred financing costs and original issue premiums of nil and $1,732, respectively)	$—	$998,268
2026 MRF Senior Notes, 5.250% and due 2026 (net of unamortized deferred financing costs of nil and $1,256, respectively)	—	498,744
2027 MRF Senior Notes, 5.625% and due 2027 (net of unamortized deferred financing costs of $1,568 and $2,488, respectively)	598,432	597,512
2028 MRF Senior Notes, 5.750% and due 2028 (net of unamortized deferred financing costs and original issue premiums of $1,294 and $1,865, respectively)	848,706	848,135
2029 MRF Senior Notes, 5.375% and due 2029 (net of unamortized deferred financing costs and original issue premiums of $1,073 and $1,407, respectively)	1,148,927	1,148,593
2032 MRF Senior Notes, 7.625% and due 2032 (net of unamortized deferred financing costs of $5,016 and $5,611, respectively)	744,984	744,389
2033 MRF Senior Notes, 6.500% and due 2033 (net of unamortized deferred financing costs of $4,454)	495,546	—
MRM 2015 Credit Facilities, due 2026
MRM 2015 Term Loan	129	129
MN1 2020 Revolving Facilities, due 2027(1)	886,625	158,305

Long-term debt, net	$4,723,349	$4,994,075

(1)

As of December 31, 2025 and 2024, the unamortized deferred financing costs related to the MN1 2020 Revolving Facilities of $15,987 and $27,135, respectively, are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets.

MRF Senior Notes

On June 6, 2017, MRF issued senior unsecured notes in an aggregate principal amount of $650,000 of 4.875% Senior Notes due June 6, 2025 at an issue price of 100% of the principal amount (the “Initial 2025 MRF Senior Notes”) pursuant to an indenture, dated June 6, 2017 (the “2025 MRF Indenture”) between MRF and a trustee; and on July 3, 2017 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 4.875% Senior Notes due June 6, 2025 at an issue price of 100.75% of the principal amount (the “Additional 2025 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2025 MRF Senior Notes (and together, the “2025 MRF Senior Notes”). The net proceeds from the offering of the Initial 2025 MRF Senior Notes were used to partly fund the redemption of the previous senior notes of MRF and the net proceeds from the offering of the Additional 2025 MRF Senior Notes were used to fully repay the MRM’s prior revolving credit facility. On June 6, 2025, MRF fully redeemed an aggregate principal amount of $1,000,000 under the 2025 MRF Senior Notes at maturity with drawdowns from the MN1 2020 Revolving Facilities (as defined below).

On April 26, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $500,000 of 5.250% Senior Notes which would have been due on April 26, 2026 at an issue price of 100% of the principal amount (the “2026 MRF Senior Notes”) pursuant to an indenture, dated April 26, 2019 (the “2026 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2026 MRF Senior Notes were used to partially repay the MRM 2015 Revolving Facility (as defined below). On September 15, 2025, MRF initiated a conditional cash tender offer (the “2026 MRF Senior Notes Tender Offer”) which expired on September 19, 2025, subject to the terms and conditions, to purchase any or all of the outstanding 2026 MRF Senior Notes. MRF purchased an aggregate principal amount of $142,060 of the 2026 MRF Senior Notes that were validly tendered (and not validly withdrawn) pursuant to the 2026 MRF Senior Notes Tender Offer, and settled the transaction on September 24, 2025. The remaining 2026 MRF Senior Notes with aggregate principal amount of $357,940 were redeemed in full on October 25, 2025. In connection with the 2026 MRF Senior Notes Tender Offer and the redemption of the 2026 MRF Senior Notes during the year ended December 31, 2025, the Company recorded a loss on extinguishment of debt of $756 during the year ended December 31, 2025.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

MRF Senior Notes - continued

On July 17, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $600,000 of 5.625% Senior Notes due July 17, 2027 at an issue price of 100% of the principal amount (the “2027 MRF Senior Notes”) pursuant to an indenture, dated July 17, 2019 (the “2027 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2027 MRF Senior Notes were used to partially repay the MRM 2015 Revolving Facility.

On July 21, 2020, MRF issued senior unsecured notes in an aggregate principal amount of $500,000 of 5.750% Senior Notes due July 21, 2028 at an issue price of 100% of the principal amount (the “Initial 2028 MRF Senior Notes”) pursuant to an indenture, dated July 21, 2020 (the “2028 MRF Indenture”) between MRF and a trustee; and on August 11, 2020 further issued senior unsecured notes in an aggregate principal amount of $350,000 of 5.750% Senior Notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Additional 2028 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2028 MRF Senior Notes (and together, the “2028 MRF Senior Notes”). The net proceeds from the offering of the 2028 MRF Senior Notes were partially used to repay the MN1 2020 Revolving Facilities and with the remaining amount used for general corporate purposes.

On December 4, 2019, MRF issued senior unsecured notes in an aggregate principal amount of $900,000 of 5.375% Senior Notes due December 4, 2029 at an issue price of 100% of the principal amount (the “Initial 2029 MRF Senior Notes”) pursuant to an indenture, dated December 4, 2019 (the “2029 MRF Indenture”) between MRF and a trustee; and on January 21, 2021 further issued senior unsecured notes in an aggregate principal amount of $250,000 of 5.375% Senior Notes due December 4, 2029 at an issue price of 103.25% of the principal amount (the “Additional 2029 MRF Senior Notes”) which were consolidated to form a single series with the Initial 2029 MRF Senior Notes (and together, the “2029 MRF Senior Notes”). The net proceeds from the offering of the Initial 2029 MRF Senior Notes were used to repay the outstanding borrowing of the MRM 2015 Revolving Facility in full and to partially prepay the MRM 2015 Term Loan (as defined below). The net proceeds from the offering of the Additional 2029 MRF Senior Notes were used to fully repay the MN1 2020 Revolving Facilities.

On April 17, 2024, MRF issued senior unsecured notes in an aggregate principal amount of $750,000 of 7.625% Senior Notes due April 17, 2032 at an issue price of 100% of the principal amount (the “2032 MRF Senior Notes”) pursuant to an indenture, dated April 17, 2024 (the “2032 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2032 MRF Senior Notes were used to partially repay the MN1 2020 Revolving Facilities.

On September 24, 2025, MRF issued senior unsecured notes in an aggregate principal amount of $500,000 of 6.500% Senior Notes due September 24, 2033 at an issue price of 100% of the principal amount (the “2033 MRF Senior Notes”) pursuant to an indenture, dated September 24, 2025 (the “2033 MRF Indenture”) between MRF and a trustee. The net proceeds from the offering of the 2033 MRF Senior Notes were used to settle the 2026 MRF Senior Notes Tender Offer and early redemption of the 2026 MRF Senior Notes as described above.

The 2027 MRF Senior Notes, the 2028 MRF Senior Notes, the 2029 MRF Senior Notes, the 2032 MRF Senior Notes and the 2033 MRF Senior Notes, are collectively referred to as the “MRF Senior Notes”. The 2027 MRF Indenture and, together with the 2028 MRF Indenture, the 2029 MRF Indenture, the 2032 MRF Indenture and the 2033 MRF Indenture, are collectively referred to as the “MRF Indentures”.

There are no interim principal payments on the MRF Senior Notes and interest is payable semi-annually in arrears on each January 17 and July 17 with respect to the 2027 MRF Senior Notes, on each January 21 and July 21 with respect to the 2028 MRF Senior Notes, on each June 4 and December 4 with respect to the 2029 MRF Senior Notes, on each April 17 and October 17 with respect to the 2032 MRF Senior Notes and on each March 24 and September 24 with respect to the 2033 MRF Senior Notes.

The MRF Senior Notes are general obligations of MRF. Each series of the MRF Senior Notes rank equally in right of payment to all existing and future senior indebtedness of MRF, rank senior in right of payment to any existing and future subordinated indebtedness of MRF and are effectively subordinated to all of MRF’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of MRF’s subsidiaries. None of MRF’s subsidiaries guarantee the MRF Senior Notes.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

MRF Senior Notes - continued

Each of the MRF Indentures contains certain covenants, subject to certain exceptions and conditions, that limit the ability of MRF and its subsidiaries to, among other things, effect a consolidation or merger or sell assets. Each of the MRF Indentures also contains conditions and provides for customary events of default as well as early redemption options available to MRF during certain time periods and redemption options available to the MRF Senior Notes holders in certain events.

In September 2025, MRF entered into two cross-currency swap arrangements to manage the foreign currency exchange rate risk associated with the interest and principal payments under the outstanding 2033 MRF Senior Notes which are denominated in US$. The cross-currency swap exchange predetermined amounts of HK$ for US$ at contractual spot rates based on the aggregate notional amount of $500,000. The fair values of the cross-currency swaps are recorded as assets or liabilities in the accompanying consolidated balance sheets, with the changes in fair value recognized as other income, net in the accompanying consolidated statements of operations, as cross-currency swaps are not designated as hedges. As of December 31, 2025, the net fair values of cross-currency swaps were recorded as liabilities, of which $2,987 were included in prepaid expenses and other current assets and with $5,889 were included in other long-term liabilities in the accompanying consolidated balance sheets. Change in fair value of cross-currency swaps of $2,902 for the year ended December 31, 2025 was reported as an adjustment of cashflow from operating activities in the accompanying consolidated statements of cash flows.

MRM 2015 Credit Facilities

On June 19, 2015, MRM (the “Borrower”) entered into a senior secured credit facilities agreement with Bank of China Limited, Macau Branch (in its capacity as the sole lender) (“BOC Macau”) (the “MRM 2015 Credit Facilities”), and following the cancellation of certain of its facilities commitments on May 7, 2020, the available commitments under the term loan facility (the “MRM 2015 Term Loan”) and the multicurrency revolving credit facility (the “MRM 2015 Revolving Facility”) are HK$1,000 (equivalent to $129) each. The MRM 2015 Term Loan and the MRM 2015 Revolving Facility are collateralized by a bank deposit of HK$2,130 (equivalent to $274).

Pursuant to the terms of a waiver letter from BOC Macau to the Borrower dated April 29, 2020 (the “Waiver Letter”), compliance with certain provisions of the MRM 2015 Credit Facilities were waived and BOC Macau agreed, among other things, to (i) extend the maturity date of the MRM 2015 Credit Facilities to June 24, 2022; (ii) change the repayment date of the MRM 2015 Term Loan to require full repayment on June 24, 2022 from originally being repayable in quarterly installments according to an amortization schedule; (iii) change the interest rate of the borrowings; (iv) waive the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions; (v) waive the requirement to make substantially all of the representations; and (vi) waive certain current and/or future defaults and events of default that may arise under the terms of the MRM 2015 Credit Facilities, subject to certain conditions and terms.

Pursuant to the terms of certain extension request letters of the Waiver Letter dated April 6, 2022, December 14, 2022 and June 6, 2024, the maturity date of the MRM 2015 Credit Facilities, and the continuing applicability of the various waivers provided under the Waiver Letter, were further extended to December 31, 2022, June 24, 2024 and June 24, 2026, respectively (the “Extended Termination Date”). The MRM 2015 Term Loan, pursuant to the terms of the Waiver Letter (as amended and extended), is repayable in full on the Extended Termination Date (as amended and extended). Each loan made under the MRM 2015 Revolving Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent.

Borrowings under the MRM 2015 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the MRM Borrowing Group (as described below). The Borrower is permitted to select an interest period for borrowings under the MRM 2015 Credit Facilities ranging from one to six months or any other agreed period. Pursuant to the terms of the Waiver Letter, borrowings under the MRM 2015 Credit Facilities bear interest at HIBOR plus a margin of 1% per annum. As of December 31, 2025 and 2024, the interest rate was approximately 4.53% and 5.35% per annum, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

MRM 2015 Credit Facilities - continued

The indebtedness under the MRM 2015 Credit Facilities is guaranteed by MCO Nominee One Limited (“MN1”), a subsidiary of MRF and certain of its subsidiaries as defined under the MRM 2015 Credit Facilities (other than the Borrower). Security for the MRM 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the MRM 2015 Credit Facilities (the “MRM Borrowing Group”), the issued share capital and equity interests and certain buildings, fixtures and equipment of the MRM Borrowing Group and certain other excluded assets and customary security.

Pursuant to the terms of the Waiver Letter, the provisions that limited certain payments of dividends and other distributions by the MRM Borrowing Group to companies or persons who were not members of the MRM Borrowing Group were waived.

Under the MRM 2015 Credit Facilities, in the event of a change of control, the Borrower may be required, at the election of any lender under the MRM 2015 Credit Facilities, to repay such lender in full. In addition, termination or rescission of MRM’s concession contract or land concessions would constitute an event of default. As with substantially all of the undertakings and covenants under the MRM 2015 Credit Facilities, however, these provisions are subject to a continuing waiver under the terms of the Waiver Letter.

The Borrower is obligated to pay a commitment fee on the undrawn amount of the MRM 2015 Revolving Facility and recognized loan commitment fees of $1 and $1 during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the outstanding principal amount of the MRM 2015 Term Loan and the MRM 2015 Revolving Facility was HK$1,000 (equivalent to $129) and nil, respectively, and the available unused borrowing capacity under the MRM 2015 Revolving Facility was HK$1,000 (equivalent to $129) and the outstanding principal amount was included in the non-current portion of long-term debt as of December 31, 2025 given the Company has intent and ability to refinance this short-term obligation on a long-term basis.

MN1 2020 Revolving Facilities

On April 29, 2020, MN1 entered into a senior unsecured revolving credit facility agreement with a syndicate of banks (the “MN1 2020 Revolving Facilities”) for a HK$14,850,000 (equivalent to $1,915,947) with a term of five years and a maturity date of April 29, 2025. On April 8, 2024, the lenders approved an extension of the maturity date by two years to April 29, 2027. On February 25, 2025, pursuant to the terms under the MN1 2020 Revolving Facilities, an incremental facility of HK$387,500 (equivalent to $49,834) was established to increase the available commitments under the MN1 2020 Revolving Facilities from HK$14,850,000 (equivalent to $1,909,769) to HK$15,237,500 (equivalent to $1,959,603), subject to the satisfaction of certain conditions precedent. Each loan made under the MN1 2020 Revolving Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or can be rolled over subject to compliance with certain covenants and satisfaction of conditions precedent. MN1 is also subject to mandatory prepayment requirements in respect of various amounts as specified in the MN1 2020 Revolving Facilities. In the event of a change of control or if MRM’s concession contract or land concessions as defined under the MN1 2020 Revolving Facilities are terminated or otherwise expire on its terms, MN1 may be required, at the election of any lender under the MN1 2020 Revolving Facilities, to repay such lender in full.

The indebtedness under the MN1 2020 Revolving Facilities is guaranteed by MRM and MCO Investments Limited (“MINV”), a subsidiary of MRF.

The MN1 2020 Revolving Facilities contain certain covenants customary for such financings including, but not limited to, limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MINV and its subsidiaries. The MN1 2020 Revolving Facilities also contain conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

10.	LONG-TERM DEBT, NET - continued

MN1 2020 Revolving Facilities - continued

On June 29, 2023 (the “Effective Date”), certain provisions of the MN1 2020 Revolving Facilities were amended and restated (the “MN1 2023 Amendment and Restatement”) such that borrowings under the MN1 2020 Revolving Facilities denominated in US$ bear interest at the term Secured Overnight Financing Rate (“Term SOFR”) plus an applicable credit adjustment spread ranging from 0.06% to 0.20% per annum, as adjusted in accordance with the interest period, and a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. Prior to the Effective Date of the MN1 2023 Amendment and Restatement, borrowings under the MN1 2020 Revolving Facilities denominated in US$ bore interest at the London Interbank Offered Rate plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. Borrowings under the MN1 2020 Revolving Facilities denominated in HK$ bear interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MN1 and certain of its specified subsidiaries. MN1 may select an interest period for borrowings under the MN1 2020 Revolving Facilities ranging from one to six months or any other agreed period. As of December 31, 2025 and 2024, the weighted average interest rate was approximately 4.27% and 5.40% per annum, respectively.

MN1 is obligated to pay a commitment fee on the undrawn amount of the MN1 2020 Revolving Facilities and recognized loan commitment fees of $4,861 and $6,769 during the years ended December 31, 2025 and 2024, respectively.

On August 16, 2022, MN1 received confirmation that the majority of lenders of the MN1 2020 Revolving Facilities consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the MN1 2020 Revolving Facilities, in respect of the relevant periods ended on the following applicable test dates: (a) March 31, 2023; (b) June 30, 2023; (c) September 30, 2023; (d) December 31, 2023; and (e) March 31, 2024. Such consent became effective on August 17, 2022.

In June 2025, MN1 entered into four interest rate swap arrangements to hedge the interest rate exposure on loans under the MN1 2020 Revolving Facilities carried at variable interest rate. The Company’s outstanding interest rate swap arrangements as of December 31, 2025 are disclosed in Note 9.

As of December 31, 2025, the outstanding principal amount of the MN1 2020 Revolving Facilities was HK$6,899,000 (equivalent to $886,625), and the available unused borrowing capacity under the MN1 2020 Revolving Facilities was HK$8,338,500 (equivalent to $1,071,622), subject to the satisfaction of certain conditions precedent.

Scheduled Maturities of Long-term Debt

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2025 are as follows:

Year ending December 31,
2026	$129
2027	1,486,625
2028	850,000
2029	1,150,000
2030	—
Over 2030	1,250,000

$4,736,754

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

11.	LEASES

Lessee Arrangements

The Company is the lessee under operating and finance leases for equipment and real estate, including Mocha Clubs sites, office spaces and certain parcels of land in Macau on which City of Dreams and Altira Macau are located. Certain lease agreements provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and, in some cases, contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

The components of lease costs are as follows:

	Year Ended December 31,
	2025	2024
Operating lease costs:
Amortization of land use rights	$8,045	$8,039
Operating lease costs	6,847	7,817
Short-term lease costs	809	—
Variable lease costs	3,098	3,105
Finance lease costs:
Amortization of right-of-use assets	742	742

Total lease costs	$19,541	$19,703

Other information related to lease term and discount rate of operating leases is as follows:

	December 31,
	2025	2024
Weighted average remaining lease term	19.5 years	16.6 years
Weighted average discount rate	6.04%	4.68%

Maturities of operating lease liabilities as of December 31, 2025 are as follows:

Year ending December 31,
2026	$2,381
2027	2,139
2028	2,182
2029	2,171
2030	2,161
Over 2030	22,528

Total future minimum lease payments	33,562
Less: amounts representing interest	(13,160)

Present value of future minimum lease payments	20,402
Current portion	(2,321)

Non-current portion	$18,081

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

11.	LEASES - continued

Lessor Arrangements

The Company is the lessor under non-cancellable operating leases mainly for mall spaces in the sites of City of Dreams with various retailers that expire at various dates through May 2035. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.

During the years ended December 31, 2025 and 2024, the Company earned minimum operating lease income of$31,164 and $39,440, respectively, and contingent operating lease income of $5,174 and $3,546, respectively.

Future minimum fees, excluding the contingent fees to be received under non-cancellable operating leases as of December 31, 2025 were as follows:

Year ending December 31,
2026	$18,815
2027	2,396
2028	639
2029	270
2030	270
Over 2030	892

$23,282

12.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash equivalents, bank time deposits included in restricted cash, long-term deposits, long-term receivables and other long-term liabilities approximated fair values and were classified as level 2 in the fair value hierarchy.

The fair value of the reporting unit of Mocha and Other as of December 31, 2025 as described in Note 2(i) was estimated by using level 3 inputs based on income approach.

The fair values as of December 31, 2025 and 2024 for the long-lived assets impairment of Altira Macau as described in Note 2(j) were estimated by using level 3 inputs based on a combination of income and cost approaches.

The estimated fair values of long-term debt as of December 31, 2025 and 2024, were approximately $4,753,280 and $4,831,128, respectively, as compared to their carrying values, excluding unamortized deferred financing costs and original issue premiums, of $4,736,754 and $5,008,434, respectively. Fair values for the senior notes were estimated based on recent trades, if available, and indicative pricing from market information and were classified as level 2 in the fair value hierarchy. Fair values for the credit facilities approximated their carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

12.	FAIR VALUE MEASUREMENTS - continued

As of December 31, 2025, the fair values of interest rate swaps and cross-currency swaps approximated the amounts the Company would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a discounted cash flow model that projects future cash flows and discounts those future cash flows to a present value by using level 2 inputs such as interest rate yields and foreign currency exchange rates. The fair values of the interest rate swaps and cross-currency swaps were disclosed in Note 9 and Note 10 respectively.

As of December 31, 2025 and 2024, the Company did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

13.	CAPITAL STRUCTURE

As of December 31, 2025 and 2024, MRF had authorized shares of 5,000,000 at par value of $0.01 per share and with 1,202 ordinary shares issued at par value of $0.01 per share.

14.	INCOME TAXES

The income tax expense consisted of:

	Year Ended December 31,
	2025	2024
Income tax expense - current:
Payments in lieu of Macau Complementary Tax on dividends	$7,843	$7,021
Hong Kong Profits Tax	(5)	18

Sub-total	7,838	7,039

(Over) under provision of income taxes in prior years:
Payments in lieu of Macau Complementary Tax on dividends	(7)	(14)
Hong Kong Profits Tax	(28)	12

Sub-total	(35)	(2)

Income tax benefit - deferred:
Macau Complementary Tax	(150)	(113)

Total income tax expense	$7,653	$6,924

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

A reconciliation of the Macau Complementary Tax rate and the Company’s effective tax rate for the year ended December 31, 2025 under the new accounting standard is as follows:

	Year Ended December 31, 2025
	Amount	Percent
Macau Complementary Tax rate	$35,266	12.0%
Other jurisdiction tax effects
Hong Kong
Tax rate differential	(12,917)	(4.4)%
Interest expense	45,877	15.6%
Depreciation and amortization	1,885	0.6%
Other	(439)	(0.2)%
Payments in lieu of Macau Complementary Tax on dividends	7,843	2.7%
Profits generated by gaming operations exempted	(84,627)	(28.8)%
Changes in valuation allowances	7,374	2.5%
Nontaxable or nondeductible items
Impairment of goodwill	6,951	2.4%
Other	447	0.2%
Other adjustments	(7)	0.0%

Effective tax rate	$7,653	2.6%

Note: Intercompany transactions which are considered as nondeductible expense in one jurisdiction and nontaxable income in another jurisdiction were eliminated in the tax rate reconciliation.

A reconciliation of the income tax expense from income before income tax per the accompanying consolidated statements of operations for the year ended December 31, 2024 is as follows:

Year Ended December 31,
2024
Income before income tax	$7,523
Macau Complementary Tax rate	12%
Income tax expense at Macau Complementary Tax rate	903
Payments in lieu of Macau Complementary Tax on dividends	7,021
Effect of different tax rate of subsidiaries operating in other jurisdiction	(14,081)
Over provision in prior years	(2)
Effect of income for which no income tax expense is payable	(2,597)
Effect of expenses for which no income tax benefit is receivable	54,912
Effect of profits generated by gaming operations exempted	(59,681)
Changes in valuation allowances	(120)
Expired tax losses	20,569

Income tax expense	$6,924

MRF and certain of its subsidiaries are exempt from tax in the Cayman Islands, where they are incorporated, while MRF and certain of its subsidiaries are subject to Hong Kong Profits Tax on income derived from Hong Kong during the years ended December 31, 2025 and 2024. The remaining subsidiaries of MRF incorporated in Macau and Hong Kong are subject to Macau Complementary Tax and Hong Kong Profits Tax, respectively, during the years ended December 31, 2025 and 2024.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2025 and 2024, if applicable.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

Pursuant to a Dispatch of the Chief Executive of Macau dated January 29, 2024, MRM benefits from the Macau Complementary Tax exemption on profits generated from gaming operations under the Concession for the period of five years from 2023 to 2027. MRM’s non-gaming profits are subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with the Concession effective on January 1, 2023.

In February 2024, MRM entered into an agreement with the Macau government in relation to payments in lieu of the Macau Complementary Tax which would otherwise be borne by the shareholders of MRM on dividend distributions from gaming profits for the period from January 1, 2023 to December 31, 2025 under the Concession. Such payments are required regardless of whether dividends are actually distributed or whether MRM has distributable profits in the relevant year. During the years ended December 31, 2025 and 2024, an estimated amount of $7,843 and $7,021 was provided for such arrangement, respectively. In October 2025, MRM submitted an application for an extension to the agreement for an annual payment for the period from 2026 through 2027, and such application is currently under review by the Macau government.

Certain jurisdictions in which the Ultimate Parent operates have enacted Global Anti-Base Erosion Model Rules (“Pillar Two”) that became effective on January 1, 2024. The Company and its Ultimate Parent are in scope of the enacted legislation and have performed an assessment of the Company’s potential exposure to Pillar Two income taxes, which is based on the most recent tax filings, country-by-country reporting and financial information for the constituent entities of the Ultimate Parent. Based on management’s best estimate, the Company does not have exposure to Pillar Two top-up taxes for the years ended December 31, 2025 and 2024.

The reconciliation of the Macau Complementary Tax rate and the Company’s effective tax rate of 2.6% for the year ended December 31, 2025 is presented in the table above under the new accounting standard. The effective tax rate for the year ended December 31, 2024 was 92.04%, such rate differs from the statutory Macau Complementary Tax rate of 12%, where the majority of the Company’s operations are located, primarily due to the effects of expenses for which no income tax benefit is receivable, expired tax losses, different tax rate of subsidiaries operating in Hong Kong and profits generated by gaming operations being exempted from Macau Complementary Tax for the year ended December 31, 2024.

The components of income taxes paid, net of refunds, are as follows:

Year Ended December 31,
2025
Macau	$7,027
Hong Kong	23

Total income taxes paid, net	$7,050

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

14.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Deferred tax assets:
Net operating losses carried forward	$45,196	$67,181
Depreciation and amortization	64,051	62,650
Lease liabilities	1,763	1,800
Other	221	388

Sub-total	111,231	132,019
Valuation allowances	(105,838)	(128,154)

Total deferred tax assets	5,393	3,865

Deferred tax liabilities:
Land use rights	(4,600)	(4,807)
Right-of-use assets	(1,449)	(1,477)
Intangible assets	(469)	(508)
Other	(1,646)	—

Total deferred tax liabilities	(8,164)	(6,792)

Deferred tax liabilities, net	$(2,771)	$(2,927)

As of December 31, 2025 and 2024, valuation allowances of $105,838 and $128,154 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2025, adjusted operating tax losses carried forward of $6,747 have no expiry date and the remaining amount of adjusted operating tax losses carried forward of $145,539, $157,465 and $64,350 will expire in 2026, 2027 and 2028, respectively. Adjusted operating tax losses carried forward of $256,439 expired during the year ended December 31, 2025.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

The Company concluded that there were no significant uncertain tax positions requiring recognition in the accompanying consolidated financial statements for the years ended December 31, 2025 and 2024 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2025 and 2024, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements.

Income tax returns of MRF and its subsidiaries remain open and subject to examination by the local tax authorities of Macau and Hong Kong until the statute of limitations expire in five years and six years, respectively.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION

Melco Resorts Share Incentive Plan

Melco Resorts adopted a share incentive plan in 2011 (as amended) (the “Melco Resorts 2011 Share Incentive Plan”), which was terminated on December 6, 2021, and a new share incentive plan in 2021, which was effective on December 6, 2021 and was subsequently amended on June 13, 2024 to bring the plan in line with applicable listing rules in Hong Kong that impact Melco International, for grants of various share-based awards (the “Melco Resorts 2021 Share Incentive Plan”, together with Melco Resorts 2011 Share Incentive Plan be referred as “Melco Resorts Share Incentive Plan”). Upon the termination of the Melco Resorts 2011 Share Incentive Plan, no further awards can be granted under the Melco Resorts 2011 Share Incentive Plan but the provisions of such plan shall remain in full force and effect in all other respects for any awards granted prior to the date of the termination of such plan.

During the years ended December 31, 2025 and 2024, certain share-based awards under the Melco Resorts Share Incentive Plan were granted by Melco Resorts to eligible employees of the Melco Resorts Group who rendered services to the Company.

Share Options

During the years ended December 31, 2025 and 2024, the exercise prices for share options granted under the Melco Resorts Share Incentive Plan were determined at the market closing prices of Melco Resorts’ ADSs trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of one to three years. The share options granted expire 10 years from the date of grant.

Melco Resorts uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with certain assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco Resorts’ ADSs trading on the Nasdaq Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term. The fair values of the share options at the date of grant were charged to the accompanying consolidated statements of operations over the vesting period, with a corresponding increase in additional paid-in capital as a contribution from Melco Resorts.

The fair values of share options granted under the Melco Resorts Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2025	2024
Expected dividend yield	2.50%	2.50%
Expected stock price volatility	59.67%	60.00%
Risk-free interest rate	3.97%	4.36%
Expected term (years)	5.1	5.1

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

Melco Resorts Share Incentive Plan - continued

Share Options - continued

A summary of the share options activity under the Melco Resorts Share Incentive Plan for the year ended December 31, 2025, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2025	3,125,796	$2.85
Granted	492,246	1.78
Expired	(1,488,162)	2.54
Exercised	(223,533)	2.47

Outstanding as of December 31, 2025	1,906,347	$2.86	7.02	$428

Fully vested and expected to vest as of December 31, 2025	1,906,347	$2.86	7.02	$428

Exercisable as of December 31, 2025	1,347,540	$3.25	6.16	$60

The following information is provided for share options under the Melco Resorts Share Incentive Plan:

	Year Ended December 31,
	2025	2024
Weighted average grant date fair value	$0.81	$1.16

Proceeds from the exercise of share options	$551	$—

Intrinsic value of share options exercised	$155	$—

As of December 31, 2025, there were $342 unrecognized compensation costs related to share options under the Melco Resorts Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 2.10 years.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION - continued

Melco Resorts Share Incentive Plan - continued

Restricted Shares

The fair values for restricted shares granted under the Melco Resorts Share Incentive Plan during the years ended December 31, 2025 and 2024 were determined with reference to the market closing prices of Melco Resorts’ ADSs trading on the Nasdaq Global Select Market on the dates of grant and were charged to the accompanying consolidated statements of operations over the vesting period, with a corresponding increase in additional paid-in capital as a contribution from Melco Resorts. These restricted shares have vesting periods of generally one to three years.

A summary of the restricted shares activity under the Melco Resorts Share Incentive Plan for the year ended December 31, 2025, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2025	7,727,550	$2.79
Granted	7,283,538	1.78
Vested	(3,854,607)	2.80
Forfeited	(534,432)	2.11
Transferred in (Note (i))	175,890	2.28
Transferred out (Note (ii))	(111,285)	2.50

Unvested as of December 31, 2025	10,686,654	$2.13

(i)	The amount represents the unvested restricted shares of certain allocated employees of related companies who transferred to the Company to render services during the year.
(ii)	The amount represents the unvested restricted shares of certain allocated employees of the Company who transferred to related companies to render services during the year.

The following information is provided for restricted shares under the Melco Resorts Share Incentive Plan:

	Year Ended December 31,
	2025	2024
Weighted average grant date fair value	$1.78	$2.45

Grant date fair value of restricted shares vested	$10,779	$12,656

As of December 31, 2025, there were $14,413 unrecognized compensation costs related to restricted shares under the Melco Resorts Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.83 years.

The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2025	2024
Share-based compensation expenses	$10,914	$10,874
Less: share-based compensation expenses capitalized in property and equipment	(688)	(531)

Share-based compensation expenses recognized in general and administrative expenses	$10,226	$10,343

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

16.	EMPLOYEE BENEFIT PLANS

The eligible employees of the Company are allowed to participate in defined contribution fund schemes operated by the Company or Melco Resorts (the “Defined Contribution Fund Schemes”). The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting of 10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.

Employees employed by the Company in Macau are members of a government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the Macau government. The Company is required to pay monthly fixed contributions and meet the minimum mandatory requirement of the Social Security Fund Scheme to fund the benefits.

During the years ended December 31, 2025 and 2024, the Company’s contributions into the defined contribution retirement benefits schemes were $24,958 and $22,732, respectively.

17.	DISTRIBUTION OF PROFITS

Subsidiaries of MRF incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries. As of December 31, 2025 and 2024, the aggregate balance of the legal reserves amounted to $60,296 and $36,773, respectively.

18.	DIVIDENDS

During the years ended December 31, 2025 and 2024, the Sole Director of MRF declared dividends of $16,667.82 per share totaling $20,035, and $74,043.26 per share totaling $89,000, respectively, and recorded such amount as distribution against retained earnings.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2025, the Company had capital commitments mainly for the acquisitions of property and equipment for City of Dreams totaling $74,793.

(b)	Other Commitments

Concession - Macau

Under the Concession awarded by the Macau government to MRM on December 16, 2022, in addition to the fixed premium and variable premiums, as well as the Fee (see Note 6), MRM is obligated to pay the Macau government the following:

i)	A special gaming tax of an amount equal to 35% of gross gaming revenue on a monthly basis;

ii)

Contributions of 2% and 3% of gross gaming revenue to a public fund, and to urban development, touristic promotion and social security, respectively, on a monthly basis. These contributions may be waived or reduced with respect to gross gaming revenue generated by foreign patrons under certain circumstances;

iii)

A special premium in the event the average gross gaming revenue of MRM’s gaming tables does not reach the annual minimum of MOP7,000 (equivalent to $873) and the average gross gaming revenue of the electronic gaming machines does not reach the annual minimum of MOP300 (equivalent to $37). The amount of the special premium is equivalent to the difference between the amount of the special gaming tax paid by MRM and the amount that would be paid under the annual minimum set average gross gaming revenue for gaming tables and electronic gaming machines; and

iv)

MRM must maintain a guarantee issued by a Macau bank in favor of the Macau government in the amount of MOP1,000,000 (equivalent to $124,772) until 180 days after the earlier of the expiration or termination of the Concession to guarantee its performance of certain of its legal and contractual obligations, including labor obligations.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed above, a sum of 0.03% per annum of the guarantee amount is payable by MRM to the bank.

Committed Investment

In connection with the Concession, MRM has undertaken to carry out investment in the overall amount of MOP11,823,700 (equivalent to $1,475,265) by December 2032. The investment plan includes gaming and non-gaming related projects in the expansion of foreign market patrons, conventions and exhibitions, entertainment shows, sports events, art and culture, health and well-being, thematic entertainment, gastronomy, community and maritime tourism and others. Out of the total investment amount referred to above, MOP10,008,000 (equivalent to $1,248,717) is to be applied to non-gaming related projects, with the balance applied to gaming related projects. MRM has undertaken to carry out incremental additional non-gaming investment in the amount of approximately 20% of its initial non-gaming investment, or MOP2,003,000 (equivalent to $249,918), in the event the Macau’s annual gross gaming revenue reaches MOP180,000,000 (equivalent to $22,458,937) (the “Incremental Investment Trigger”). As Macau’s annual gross gaming revenue exceeded MOP180,000,000 (equivalent to $22,458,937) in 2023, the Incremental Investment Trigger was reached and, the non-gaming investment to be carried out was increased by MOP2,003,000 (equivalent to $249,918) to MOP12,011,000 (equivalent to $1,498,635), with the overall investment amount increased to MOP13,826,700 (equivalent to $1,725,183) to be carried out by December 2032. As of December 31, 2025, the total investment in gaming and non-gaming related projects carried out was in the aggregate amount of MOP5,724,193 (equivalent to $714,218).

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Pledged Assets

Except as disclosed in Note 10, the Company has the following pledged assets as of December 31, 2025:

•

On March 15, 2021, Studio City Company Limited (“SCC”), an affiliated company of the Company which is majority-owned by Melco Resorts, amended the terms of its prior senior secured credit facilities agreement entered into with a syndicate of banks, including the extension of the maturity date of the HK$234,000 (equivalent to $30,077) senior secured credit facilities (the “SCC 2021 Credit Facilities”) to January 15, 2028. On November 29, 2024, SCC further amended the terms of the SCC 2021 Credit Facilities, including but not limited to the extension of the maturity date to August 29, 2029 and the change of interest rate margin. On November 29, 2024, SCC entered into a senior secured revolving credit facility agreement with a syndicate of banks (the “SCC 2024 Revolving Facilities”) for HK$1,945,000 (equivalent to $250,273) with a term of five years and maturity date of November 29, 2029, with an option to increase the commitments in an amount not exceeding $100,000, subject to satisfaction of conditions precedent. The SCC 2021 Credit Facilities (as amended) and the SCC 2024 Revolving Facilities are collectively referred to as the “SCC Credit Facilities”. Certain specified bank accounts of MRM are pledged as security for the SCC Credit Facilities and related finance documents.

•

On February 16, 2022, SCC issued senior secured notes in an aggregate principal amount of $350,000 of 7.000% Senior Notes due February 15, 2027 (the “2027 SCC Senior Secured Notes”). Certain specified bank accounts of MRM are pledged as security for the 2027 SCC Senior Secured Notes and related finance documents.

(d)	Litigation

As of December 31, 2025, the Company continues to be a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

20.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2025	2024
Transactions with affiliated companies
Melco International and its subsidiaries	Revenues and income (services provided by the Company):
	Management fee and other service fee income(1)	$234,533	$213,748
	Loan interest income	83,566	12,909
	Rooms and food and beverage revenues	426	342
	Costs and expenses (services provided to the Company):
	Payments under the Studio City Casino Agreement(2)	305,946	259,842
	Corporate services(3)	99,193	87,572
	Staff costs recharges(4)	39,821	37,854
	Other services(5)	73,359	65,491
	Trademark license fees(6)	105,913	91,750
	Purchase of goods and services(7)	161,347	175,097
	Transportation service fee expenses	14,572	9,276
	Sale and purchase of assets:
	Purchase of property and equipment	7,548	10,349
Irad Imaging and Diagnostic Medical Center Ltd. (“iRad”)(8)	Costs and expenses (services provided to the Company):
	Purchase of goods and services	174	—

(1)

Services provided by the Company to Melco Resorts and its subsidiaries primarily include, but not limited to, certain shared administrative services, staff costs recharged mainly for staff who are solely dedicated to Studio City to carry out their non-gaming activities.

(2)

Pursuant to the Studio City Casino Agreement as defined in Note 2(n), MRM deducts gaming taxes and the costs incurred in connection with the operations of the Studio City Casino from Studio City Casino’s gross gaming revenues, and recognizes the residual amount as an expense captioned as payments under the Studio City Casino Agreement with an affiliated company.

(3)

The amount represents the management fee expenses for corporate services and senior executive management services provided to the Company by Melco Resorts and its subsidiaries for operational purposes.

(4)	Staff costs are recharged by Melco Resorts and its subsidiaries for staff who are solely dedicated to the Company to carry out activities. These staff costs included share-based compensation expenses.

(5)

The amount represents the management fee expenses primarily, but are not limited to, for certain shared administrative services and shuttle bus transportation services provided by Melco Resorts and its subsidiaries to Studio City Casino.

(6)

The amount represents the fees to use certain licensed marks granted by a subsidiary of Melco Resorts, as licensor, to the Company in the territories as defined in the trademark license agreement with a term of 10 years commenced on September 13, 2022 and the trademark license fees are payable at a percentage of the aggregate gross revenues of City of Dreams, Altira Macau and Mocha as agreed from time to time between both parties.

(7)

These costs primarily represented the standalone selling prices of the complimentary services (including rooms, food and beverage and entertainment services) provided by subsidiaries of Melco Resorts to the Company’s casino customers and gaming promoters.

(8)	iRad is an affiliated company of Mr. Lawrence Yau Lung Ho, Melco Resorts’ Chief Executive Officer.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transactions

As of December 31, 2025 and 2024, certain funds were received from SCE for the future economic benefits of Studio City Casino Agreement for the operation of Studio City Casino. Such funds received are shown as other long-term liabilities in the accompanying consolidated balance sheets and will be amortized over the future economic benefits of the Studio City Casino Agreement for the operation of the Studio City Casino in subsequent periods as other income in the accompanying consolidated statements of operations. During the years ended December 31, 2025 and 2024, the Company received funds of $30,728 and $31,193, respectively, from SCE for the above arrangement.

(a)	Receivables from Affiliated Companies

The outstanding balances as of December 31, 2025 and 2024 are receivables from Melco International and its subsidiaries and joint venture mainly arising from operating income or prepayment of operating expenses on behalf of the affiliated companies, and are unsecured, non-interest bearing and repayable on demand.

(b)	Payables to Affiliated Companies

The outstanding balances mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company as of December 31, 2025 and 2024 are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2025	2024
Melco International and its subsidiaries	$176,481	$56,572
iRad	50	—

	$176,531	$56,572

(c)	Receivables from Affiliated Companies, Non-current

	December 31,
	2025	2024
Advances to affiliated companies (Note (i))	$1,428,198	$1,431,022
Intercompany revolving facilities
Melco Resorts Intercompany Revolving Facilities (Note (ii))	219,917	220,418
Intercompany loans
Cyprus Intercompany Loans (net of unamortized discount of $8,469) (Note (iii)(a))	618,837	—
MCO Europe Intercompany Loan (net of unamortized discount of $16,837) (Note (iii)(c))	92,163	—
Interest receivables on MCO Europe Intercompany Loan (Note (iii)(d))	16,183	—

	$2,375,298	$1,651,440

Note:
(i)

The outstanding balances as of December 31, 2025 and 2024 are advances to Melco Resorts and its subsidiaries, and are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets in the accompanying consolidated balance sheets.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

(c)	Receivables from Affiliated Companies, Non-current - continued

(ii)	Melco Resorts Intercompany Revolving Facilities

The outstanding balances as of December 31, 2025 and 2024 are related to certain intercompany loan agreements entered into by the Company during the years 2022 and 2023, and as amended from time to time, each as a lender, with Melco Resorts, as a borrower, on a revolving basis, i) with an amount of up to $250,000 available from April 6, 2022 until (and including) April 5, 2027 at a rate not higher than 12 month Term SOFR plus 5% per annum (as and unless otherwise agreed from time to time between both parties); and ii) with two US$ intercompany loans in an aggregate amount of up to $318,000 being converted into HK$ loan with effect from May 1, 2023 in an aggregate amount of up to HK$2,496,213 (equivalent to $318,000), with HK$1,255,956 (equivalent to $160,000) available until (and including) August 24, 2027; and HK$1,240,257 (equivalent to $158,000) available until (and including) March 8, 2028, bearing interest at an amended rate of Term SOFR plus an applicable credit adjustment spread and an applicable margin for loan advances denominated in US$; or HIBOR plus an applicable margin for loan advances denominated in HK$ (as and unless otherwise agreed from time to time between both parties) (the “Melco Resorts Intercompany Revolving Facilities”). Melco Resorts has the unconditional right to elect to refinance any maturing amount of the loan advances by way of a rollover loan.

As of December 31, 2025, the outstanding balances under the Melco Resorts Intercompany Revolving Facilities of HK$1,711,213 (equivalent to $219,917) are unsecured and interest bearing at 4.31% per annum. Management believes no part of the amounts will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets in the accompanying consolidated balance sheets.

(iii)

On November 30, 2025, Melco Resorts Group underwent certain intercompany loans restructuring activities (the “Loan Restructuring Transaction”) and the amounts are related to certain loans to affiliated companies of the Company under the intercompany loan agreements as stated below after the Loan Restructuring Transaction.

(a)	Cyprus Intercompany Loans with CODR

Cyprus Subordinated Credit Facility

On March 23, 2020, Melco Resorts Services Limited (“MRSL”), an affiliated company of the Company, entered into an unsecured shareholder loan agreement with Integrated Casino Resorts Cyprus Limited (“ICR Cyprus”), an affiliated company of the Company, for a credit facility of Euro (“EUR”) 225,000 (equivalent to $259,655), with an option to increase the loan facility amount by an amount not exceeding EUR50,000 (equivalent to $57,701) (the “Cyprus Subordinated Credit Facility”), subject to certain conditions precedent. With subsequent amendments from time to time and with the latest amendment in May 2025, the Cyprus Subordinated Credit Facility bears interest at 14% per annum and is repayable by quarterly installments from June 2026, with full repayment on the remaining loan balance, if any, on March 22, 2028. The option to increase the loan facility amount was increased to EUR55,000 (equivalent to $63,471) and the incurred but unpaid interest in year 2024 was capitalized and added to the loan principal. ICR Cyprus may (i) defer the repayment of loan principal and interest payment to the next repayment date if ICR Cyprus reasonably believes that it will not have sufficient funds to make such payments and elect to further defer the payment but the outstanding balances should be fully repaid by March 22, 2028; and (ii) make early repayment/prepayment of whole or part of the principal outstanding amount together with accrued interest and prepayment premium (if applicable), subject to certain terms and conditions.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

(c)	Receivables from Affiliated Companies, Non-current - continued

(iii)	(a) Cyprus Intercompany Loans with CODR - continued

Cyprus Senior Credit Facility

On May 2, 2022, MRSL, as lender, entered into an additional unsecured shareholder loan agreement with ICR Cyprus, as borrower, for a credit facility of EUR200,000 (equivalent to $230,805), with an option to increase the loan facility amount by an amount not exceeding EUR50,000 (equivalent to $57,701) (the “Cyprus Senior Credit Facility”), subject to certain conditions precedent. With subsequent amendments from time to time and with the latest amendment in May 2025, the Cyprus Senior Credit Facility bears interest at 7% per annum and repayable in full on November 26, 2029. The incurred but unpaid interest was and will be capitalized and added to the loan principal. Both lender and borrower may ask for early repayment/prepayment of whole or part of the principal outstanding amount together with accrued interest and prepayment premium (if applicable), subject to certain terms and conditions.

After the Cyprus Senior Credit Facility was entered in May 2022, the Cyprus Subordinated Credit Facility became subordinated to the loans under the Cyprus Senior Credit Facility. The Cyprus Subordinated Credit Facility and the Cyprus Senior Credit Facility collectively known as “Cyprus Intercompany Loans”.

Cyprus Intercompany Loans Novation

Pursuant to a novation agreement entered into among COD Resorts Limited (“CODR”), a subsidiary of MRF, MRSL and ICR Cyprus on November 30, 2025, MRSL, as the original lender, novated the Cyprus Intercompany Loans to CODR such that with effect from November 30, 2025, CODR assumed all the rights, obligations and liabilities under the Cyprus Intercompany Loans (the “ICR Cyprus Novation Agreement”). Accordingly, the outstanding aggregate loan principal amount (including the capitalized interest) and unpaid interest due by ICR Cyprus to MRSL, in an aggregate amount of EUR549,483 (equivalent to $634,117) as of November 30, 2025 were transferred to CODR, as a new lender, at a consideration of EUR542,238 (equivalent to $625,756) (the “ICR Cyprus Novation Consideration”).

As of December 31, 2025, the outstanding balance under the Cyprus Intercompany Loans, net of unamortized discount of EUR7,198 (equivalent to $8,469), amounted to EUR525,986 (equivalent to $618,837), such amounts included i) the outstanding balance under the Cyprus Subordinated Credit Facility, net of unamortized discount of EUR6,639 (equivalent to $7,811), amounted to EUR294,224 (equivalent to $346,162); and ii) the outstanding balance under the Cyprus Senior Credit Facility, net of unamortized discount of EUR559 (equivalent to $658), amounted to EUR231,762 (equivalent to $272,675).

Management believes no part of the amounts of the Cyprus Intercompany Loans will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets in the accompanying consolidated balance sheets.

(b)	MRSL Intercompany Loan with CODR

Pursuant to certain assignment agreements dated November 30, 2025 entered into among MRSL, as debtor, CODR, as assignee, and certain affiliated companies of the Company, the assignors and each an assignor, whereby the amounts due by MRSL to the assignors in aggregate amount of HK$3,769,182 (equivalent to $483,760) were assigned to CODR with effect from January 1, 2025, and CODR agrees that it shall pay the same amount equal to the receivables assigned to the assignors.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

(c)	Receivables from Affiliated Companies, Non-current - continued

(iii)	(b) MRSL Intercompany Loan with CODR - continued

Pursuant to an agreement entered into between CODR and MRSL on November 30, 2025, both parties agreed to convert amounts due from MRSL to CODR as of January 1, 2025 totaling HK$3,806,778 (equivalent to $488,586) to a EUR denominated loan at an agreed exchange rate with principal amount of EUR471,268 (equivalent to $488,586), such loan bears interest at rate not higher than 14% per annum and agreed from time to time between both parties, which is repayable on demand or as otherwise agreed between both parties (the “MRSL Intercompany Loan”).

Pursuant to an agreement entered into between CODR and MRSL on November 30, 2025, the balance of the MRSL Intercompany Loan and the accrued loan interest as of November 30, 2025 totaling EUR531,747 (equivalent to $613,649) was offset against the ICR Cyprus Novation Consideration (the “Offsetting Transaction”). As a result of the Offsetting Transaction, the amount due by CODR to MRSL under the ICR Cyprus Novation Agreement was EUR10,491 (equivalent to $12,107) and both CODR and MRSL agreed to amend the denomination of such amount from EUR to HK$ at an agreed exchange rate on November 30, 2025.

As of December 31, 2025, the outstanding balance under the MRSL Intercompany Loan was nil after the Offsetting Transaction.

(c)	MCO Europe Intercompany Loan with CODR

On August 28, 2024, MRSL entered into an unsecured shareholder loan agreement with MCO Europe Holdings Three (NL) B.V. (formerly known as Melco International Europe Holdings (NL) B.V.) (“MCO Europe”), an affiliated company of the Company, for a credit facility of $130,000 (the “MCO Europe Intercompany Loan”). Subsequent to the amendment letter dated November 30, 2025, with effect from December 1, 2025, the MCO Europe Intercompany Loan bears interest at 14.5% per annum and repayable in full on August 27, 2029.

Pursuant to an agreement entered into among CODR, MRSL and MCO Europe on November 30, 2025, whereby with effect from November 30, 2025, MRSL, as the original lender, assigned the MCO Europe Intercompany Loan together with the unpaid interest due from MCO Europe, in an aggregate amount of $123,822 to CODR, as a new lender, at a consideration of HK$833,438 (equivalent to $107,052).

As of December 31, 2025, the outstanding balance under the MCO Europe Intercompany Loan, net of unamortized discount of $16,837, amounted to $92,163.

(d)	As of December 31, 2025, the interest receivables from MCO Europe accrued on the MCO Europe Intercompany Loan is repayable in full on August 27, 2029.

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

21.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business in Macau. The Company views each of its operating properties as a reportable segment. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of each of its reportable segment which includes City of Dreams, Altira Macau and Mocha and Other. Studio City Casino, which is operated by the Company under the Studio City Casino Agreement, does not meet the criteria of a reportable segment and is included in the Corporate and Other category. Mocha and Other segment included the operation of Grand Dragon Casino before its closure and was changed to Mocha segment effective on September 23, 2025. As of December 31, 2025 and 2024, the Company operated in one geographical area, Macau, where it derives its revenues and its long-lived assets are located.

The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2025	2024
City of Dreams	$2,455,697	$2,709,193
Altira Macau	61,376	49,470
Mocha and Other	58,729	135,386
Corporate and Other	3,406,036	2,960,718

Total consolidated assets	$5,981,838	$5,854,767

Capital Expenditures

	Year Ended December 31,
	2025	2024
City of Dreams	$162,701	$84,891
Altira Macau	10,550	5,673
Mocha and Other	4,072	6,549
Corporate and Other	31,886	33,683

Total capital expenditures	$209,209	$130,796

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

21.	SEGMENT INFORMATION - continued

MRF’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM uses Adjusted property EBITDA for each segment as the measure of segment profit or loss to allocate resources to each segment and to compare the operating performance of the Company’s properties with those of its competitors as a way to assess performance. Adjusted property EBITDA is net income before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation, Corporate and Other expenses, and other non-operating income and expenses.

The following tables present the results of operations for each of the Company’s reportable segments and reconciliation to net income for the years ended December 31, 2025 and 2024.

Year Ended December 31, 2025
	City of Dreams	Altira Macau	Mocha and Other	Total
Segment operating revenues:
Casino	$2,388,756	$87,428	$102,157	$2,578,341
Rooms	170,839	12,156	—	182,995
Food and beverage	105,990	8,137	4,748	118,875
Entertainment, retail and other	229,692	221	319	230,232

Total segment operating revenues(1)	2,895,277	107,942	107,224	$3,110,443

Segment expenses:
Gaming taxes(2)	(1,199,050)	(44,274)	(43,927)
Employee benefits expenses(3)	(512,829)	(41,754)	(22,382)
Other segment items(4)	(407,983)	(29,945)	(21,389)

Segment adjusted property EBITDA:
Adjusted property EBITDA	$775,415	$(8,031)	$19,526	$786,910

Other operating expenses:
Pre-opening costs				(29,332)
Amortization of land use rights				(8,045)
Depreciation and amortization				(241,967)
Share-based compensation				(10,226)
Property charges and other				(36,590)
Corporate and Other expenses				(18,180)

Operating income				442,570

Non-operating income (expenses):
Interest income				88,064
Interest expense				(312,241)
Other financing costs				(4,862)
Foreign exchange gains, net				72,767
Other income, net				8,344
Loss on extinguishment of debt				(756)

Total non-operating expenses, net				(148,684)

Income before income tax				293,886
Income tax expense				(7,653)

Net income				$286,233

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

21.	SEGMENT INFORMATION - continued

Year Ended December 31, 2024
	City of Dreams	Altira Macau	Mocha and Other	Total
Segment operating revenues:
Casino	$1,982,445	$106,649	$118,295	$2,207,389
Rooms	162,043	11,774	—	173,817
Food and beverage	102,428	8,517	4,736	115,681
Entertainment, retail and other	187,865	227	228	188,320

Total segment operating revenues(1)	2,434,781	127,167	123,259	$2,685,207

Segment expenses:
Gaming taxes(2)	(1,019,075)	(52,834)	(50,959)
Employee benefits expenses(3)	(445,053)	(45,176)	(24,251)
Other segment items(4)	(389,800)	(35,744)	(23,847)

Segment adjusted property EBITDA:
Adjusted property EBITDA	$580,853	$(6,587)	$24,202	$598,468

Other operating expenses:
Pre-opening costs				(12,075)
Amortization of land use rights				(8,039)
Depreciation and amortization				(224,223)
Share-based compensation				(10,343)
Property charges and other				(10,705)
Corporate and Other expenses				(14,990)

Operating income				318,093

Non-operating income (expenses):
Interest income				20,113
Interest expense				(324,408)
Other financing costs				(6,770)
Foreign exchange losses, net				(3,271)
Other income, net				3,766

Total non-operating expenses, net				(310,570)

Income before income tax				7,523
Income tax expense				(6,924)

Net income				$599

MELCO RESORTS FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands, except share and per share data)

21.	SEGMENT INFORMATION - continued

(1)

Revenues from the Corporate and Other category includes the revenues of Studio City Casino, with the residual amount of Studio City Casino’s gross gaming revenues after deducting gaming taxes and the costs incurred in connection with its operation is recognized as payments under the Studio City Casino Agreement as disclosed in Note 2(n) during the years ended December 31, 2025 and 2024, which do not meet the criteria of a reportable segment and therefore are not included in the total for the reportable segment operating revenues. A reconciliation of segment operating revenues to total consolidated operating revenues is as follows:

Reconciliation of total operating revenues

	Year Ended December 31,
	2025	2024
Segment operating revenues:
City of Dreams	$2,895,277	$2,434,781
Altira Macau	107,942	127,167
Mocha and Other	107,224	123,259

Total segment operating revenues	3,110,443	2,685,207
Revenues from Corporate and Other	1,395,941	1,309,008

Total consolidated operating revenues	$4,506,384	$3,994,215

(2)	The details of “Gaming taxes” are disclosed in Note 2(o) with certain amounts included in Corporate and Other expenses.

(3)

“Employee benefits expenses” includes salaries, bonuses and incentives, benefits and allocated labor costs among segments or from Melco Resorts’ subsidiaries. Certain amounts of “Employee benefits expenses” are included in Corporate and Other expenses, pre-opening costs and share-based compensation; and with certain amounts incurred during the construction and development stage of projects capitalized in property and equipment.

(4)

“Other segment items” mainly include cost of inventories, advertising and promotions expenses, repair and maintenance expenses, utilities and fuel expenses, corporate and other services recharged from Melco Resorts’ subsidiaries and other gaming operation expenses.

22.	SUBSEQUENT EVENTS

(a)

During the period from January 1, 2026 through April 24, 2026, the Company repaid a total outstanding principal amount of HK$467,000 (equivalent to $59,756) along with accrued interest under the MN1 2020 Revolving Facilities.

(b)

During the period from January 1, 2026 through April 24, 2026, Melco Resorts repaid to the Company a total principal amount of HK$207,675 (equivalent to $26,569) under the Melco Resorts Intercompany Revolving Facilities.

In preparing the accompanying consolidated financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 24, 2026, the date the accompanying consolidated financial statements were available to be issued.